Exhibit 99.1

Notice of Meeting

and

Management Information Circular

for the

Annual General Meeting of Shareholders

to be held on

September 17, 2019

Dated as of August 8, 2019

August 8, 2019

Dear Shareholders:

Canopy Growth Corporation (the “Corporation”) is pleased to invite you to join us at our annual general meeting of shareholders (the “Meeting”). The Meeting will be held at the Jane Mallett Theatre, St. Lawrence Centre for the Arts, 27 Front Street East, Toronto, Ontario, M5E 1B4 on September 17, 2019 at 10:00 a.m. (Toronto time).

The accompanying management information circular (the “Circular”) contains important information about voting on the business to be transacted at the Meeting, the director nominees, our Board of Directors and its committees, our governance practices, and how we compensate our directors and executives.

We encourage you to take the time to consider these matters and to exercise your vote, either at the Meeting or by completing and sending in your proxy or voting instructions. The use of the enclosed forms is described in the accompanying Circular.

We look forward to seeing you at the Meeting. Here’s to Future Growth.

Sincerely,

“Mark Zekulin”	“John K. Bell”

Mark Zekulin	John K. Bell

Chief Executive Officer	Chairman of the Board and Lead Director

CANOPY GROWTH CORPORATION

Notice of Annual General Meeting of Shareholders

To be held on September 17, 2019 at 10:00 a.m. (Toronto time)

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of shareholders (the “Shareholders”) of Canopy Growth Corporation (the “Corporation”) will be held at the Jane Mallett Theatre, St. Lawrence Centre for the Arts, 27 Front Street East, Toronto, Ontario M5E 1B4 on September 17, 2019 at 10:00 a.m. (Toronto time) for the following purposes, as more particularly described in the attached management information circular (the “Circular”):

1.	to receive and consider the audited consolidated financial statements of the Company for the financial year ended March 31, 2019 and 2018, together with the auditors’ report thereon;

2.	to elect the directors of the Company for the ensuing year;

3.

to re-appoint KPMG LLP, Chartered Professional Accountants as the auditors of the Company for the ensuing year and to authorize the board of directors of the Company (the “Board”) to fix their remuneration; and

4.	to transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

As permitted by Canadian securities regulators, the Corporation is sending meeting-related materials to Shareholders using “notice-and-access” provisions provided for under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer. This means that, rather than receiving paper copies of the Meeting materials in the mail, Shareholders will have access to them online.

All Shareholders entitled to receive the Meeting materials will receive a notice-and-access notification (the “N&A Notice”) along with a form of proxy. In addition, the package will include a form to request copies of the Corporation’s annual and/or interim financial statements and related and the management’s discussion and analysis (“MD&A”).

Electronic copies of this notice, the Circular, a form of proxy, the N&A Notice, the audited consolidated financial statements of the Company for the financial year ended March 31, 2019 and 2018 and the related MD&A will be available on the Company’s website at https://www.canopygrowth.com/investors/investor-events/annual-general-meeting-19/ and under the Company’s profile on SEDAR at www.sedar.com. Shareholders are reminded to review these online materials when voting. Electronic copies of the Meeting materials will be available on the Company’s website for a period of one year. For more information about the notice-and-access procedures, please call Broadridge Investor Communication Solutions at 1-855-887-

2244.

Shareholders may choose to receive paper copies of the Meeting materials by mail at no cost. In order for Shareholders to receive the paper copies of the Meeting materials in advance of any deadline for the submission of voting instructions and the date of the Meeting, it is recommended that requests be made as soon as possible but not later than September 6, 2019. If you do request the current materials, please note that another Voting Instruction Form will not be sent; please retain your current one for voting purposes.

Request materials from Broadridge Investor Communication Solutions, as follows: via the internet at www.proxyvote.com, or, by calling Toll Free, within North America at 1-877-907-7643, or direct, from Outside of North America at (905) 507-5450, and entering your control number as indicated on your Voting Instruction Form.

The Board has fixed the close of business on August 8, 2019, as the record date (the “Record Date”) for determining Shareholders entitled to receive notice of and to vote at the Meeting and any adjournment or postponement thereof. Only Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

Shareholders are invited to attend the Meeting. In order for a registered Shareholder to be represented by proxy at the Meeting, the Shareholder must complete and submit the enclosed form of proxy or other appropriate form of proxy. Completed forms of proxy must be received by Computershare Investor Services Inc., the transfer agent of the Corporation, at 100 University Ave., 8th Floor, Toronto, Ontario M5J 2Y1 attention Proxy Department in the enclosed envelope, not later than 10:00 a.m. (Toronto time) on September 13, 2019 (or in the event of an adjournment or postponement of the Meeting, 48 business hours before the time of the adjourned or postponed Meeting (excluding Saturdays, Sundays and holidays)) or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. Shareholders may also vote online or by phone, as further detailed in the Circular and form of proxy. Late forms of proxy may be accepted or rejected by the Chair of the Meeting in their discretion, and the Chair is under no obligation to accept or reject any particular late form of proxy.

Non-registered Shareholders should use the enclosed voting instruction form to provide voting instructions. The voting instruction form contains instructions on how to complete the form, where to return it to and the deadline for returning it. It is important to read and follow the instructions on the voting instruction form in order to have your vote count.

By order of the Board of Directors

Dated August 8, 2019

“Mark Zekulin”

Mark Zekulin

Chief Executive Officer

Contents

General Information Concerning the Meeting	1

Time, Date And Place	1

Record Date	1

Notice-And-Access	1

Solicitation of Proxies	2

Who Can Vote?	2

Voting by Registered Canopy Shareholders	2

Appointment of Proxies	3

Appointing a Proxyholder	3

Instructing your Proxy and Exercise of Discretion by your Proxy	4

Revoking your Proxy	4

Beneficial Shareholders	4

Voting by Beneficial Shareholders	5

Quorum	5

Shareholder Approval	6

Voting Securities and Principal Shareholders	6

Securityholder Agreements	6

Business of the Meeting	6

Receipt of Financial Statements	7

Appointment of Auditor	7

Election of Directors	7

Director Nominees	8

Corporate Governance Practices	12

Composition of the Board	12

Board and Committee Mandates	13

Position Descriptions	13

Board Orientation and Continuing Education	14

Assessments	14

Ethical Business Conduct	14

Exercise of Independent Judgment – Conflicts of Interest	15

Compensation of Directors and Officers	16

Nomination of Directors	16

i

Board Skills Matrix	17

Director Term Limits and Other Mechanisms of Board Renewal	17

Diversity	18

Board Committees	19

Statement of Executive Compensation	21

Compensation Discussion and Analysis	21

Summary Compensation Table	30

Incentive Plan Awards	31

Employment Agreements	34

Termination and Change of Control Benefits	38

Director Compensation	39

Director Compensation Table	40

Outstanding Share-Based Awards and Option-Based Awards	41

Incentive Plan Awards Vested During the Year	42

Securities Authorized for Issuance under Equity Compensation Plans	42

Securities Outstanding under Equity Compensation Plans	43

Omnibus Incentive Plan	43

Employee Stock Purchase Plan	47

Overhang, Dilution and Burn Rates	49

Indebtedness of Directors and Executive Officers	49

Interest of Certain Person in Matters to be Acted Upon	50

Interest of Informed Persons in Material Transactions	50

Shareholder Proposals for 2020 Annual Meeting	50

Additional Information	50

Approval of the Board of Directors	51

Schedule A Change in Auditor Reporting Package	A-1
Schedule B Board Mandate	B-1

ii

CANOPY GROWTH CORPORATION

MANAGEMENT INFORMATION CIRCULAR FOR THE ANNUAL GENERAL MEETING

OF SHAREHOLDERS TO BE HELD ON SEPTEBMER 17, 2019

All information in this management information circular (“Circular”) is current as of August 9, 2019 and all currency amounts are expressed in Canadian dollars, unless otherwise indicated, and where used herein the terms “Corporation”, “Canopy Growth”, “Canopy”, as well as terms such as “we”, “us”, “our”, refer to Canopy Growth Corporation, together with its subsidiaries, unless otherwise indicated or the context otherwise requires.

This Circular is being sent by the management of the Corporation to the holders (the “Shareholders”) of the Corporation’s common shares (the “Shares”) in connection with the solicitation of proxies to be voted at the annual general meeting (the “Meeting”) of the Shareholders to be held on Tuesday, September 17, 2019 at the time and place and for the purposes set out in the Notice of Meeting and at any adjournment or postponement thereof.

GENERAL INFORMATION CONCERNING THE MEETING

Time, Date And Place

The Meeting will be held at the Jane Mallett Theatre, St. Lawrence Centre for the Arts, 27 Front Street East, Toronto, Ontario, M5E 1B4 at 10:00 a.m. (Toronto time) on September 17, 2019.

Record Date

The record date for determining the Shareholders entitled to receive notice of and to vote at the Meeting is August 8, 2019 (the “Record Date”). Only Shareholders of record as of the close of business (Toronto time) on the Record Date are entitled to receive notice of and to vote at the Meeting. The failure of any Shareholder who was a Shareholder on the Record Date to receive notice of the Meeting does not deprive the Shareholder of the right to vote at the Meeting.

Notice-And-Access

As permitted by Canadian securities regulators, the Corporation is sending meeting-related materials to Shareholders using “notice-and-access” provisions provided for under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). This means that, rather than receiving paper copies of the Meeting materials in the mail, Shareholders will have access to them online.

All Shareholders entitled to receive the Meeting materials will receive a notice-and-access notification (the “N&A Notice”) along with a form of proxy. In addition, the package will include a form to request copies of the Corporation’s annual and/or interim financial statements and related and the management’s discussion and analysis (“MD&A”).

Electronic copies of the Notice of Meeting, this Circular, a form of proxy, the N&A Notice, the audited consolidated financial statements of the Company for the financial year ended March 31, 2019 and 2018 and the related MD&A will be available on the Company’s website at https://www.canopygrowth.com/investors/investor-events/annual-general-meeting-19/ and under the Company’s profile on SEDAR at www.sedar.com. Shareholders are reminded to review these online materials when voting. Electronic copies of the Meeting materials will be available on the Company’s website for a period of one year.

Shareholders may choose to receive paper copies of the Meeting materials or obtain further information about notice-and-access by contacting the Corporation at the toll-free number 1-855- 558-9333 ext. 122. In order for Shareholders to receive the paper copies of the Meeting materials in advance of any deadline for the submission of voting instructions and the date of the Meeting, it is recommended to contact the Corporation at the number above as soon as possible but not later than September 6, 2019.

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of the Corporation for use at the Meeting, to be held on September 17, 2019, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will primarily be by mail. Proxies may also be solicited personally or by telephone by regular employees of and by agents engaged by the Corporation at nominal cost. The cost of solicitation will be borne by the Corporation. Except as otherwise stated, the information contained herein is given as of the Record Date.

Who Can Vote?

If you are a registered Shareholder as of the Record Date, you are entitled to attend the Meeting and cast a vote for Shares registered in your name to approve the matters described in the Notice of Meeting. If the Shares are registered in the name of a corporation, a duly authorized officer of the corporation may attend on its behalf, but documentation indicating such officer’s authority should be presented at the Meeting. If you are a registered Shareholder but do not wish to, or cannot, attend the Meeting in person you can appoint someone who will attend the Meeting and act as your proxyholder to vote in accordance with your instructions. If your Shares are registered in the name of a broker, bank, trust company, investment dealer or other financial institution (each, an “Intermediary”) you should refer to the section entitled “Beneficial Shareholders” set out below.

Voting by Registered Canopy Shareholders

As a registered Shareholder you can vote your Shares in the following ways:

In Person	Attend the Meeting and register with Computershare upon your arrival. Do not fill out and return your form of proxy if you intend to vote in person at the Meeting.
Phone

Call 1-866-732-8683 (toll-free in North America) or 312-588-4290 (outside North America) and follow the instructions.

You will need to enter your 15-digit control number. Follow the interactive voice recording instructions to submit your vote.

Fax

Enter voting instructions, sign and date the form of proxy and send your completed form of proxy to: Computershare, Attention: Proxy Department, 1-866-249-7775 (toll-free in North America) or 416-263-9524 (outside North America)

Mail

Enter voting instructions, sign and date the form of proxy and return your completed form of proxy in the enclosed postage paid envelope to:

Computershare Investor Services Inc.

Attention: Proxy Department

8th Floor, 100 University Avenue

Toronto, ON M5J 2Y1

Hand Delivery

Enter voting instructions, sign the form of proxy and deliver your completed form of proxy to:

Computershare Investor Services Inc.

Attention: Proxy Department

8th Floor, 100 University Avenue

Toronto, ON M5J 2Y1

Internet	Go to www.investorvote.com. Enter the 15-digit control number printed on the form of proxy and follow the instructions on screen.
Questions?	Contact Investor Relations by telephone at 1-855-558-9333 x 122 or by email invest@canopygrowth.com.

Appointment of Proxies

If you do not come to the Meeting, you can still make your votes count by appointing someone who will be there to act as your proxyholder at the Meeting. You can appoint the persons named in the enclosed form of proxy, who are each a director or an officer of the Corporation. Alternatively, you can appoint any other person to attend the Meeting as your proxyholder. Regardless of who you appoint as your proxyholder, you can either instruct that appointee how you want to vote or you can let your appointee decide for you. You can do this by completing a form of proxy. In order to be valid, you must return the completed form of proxy during business hours on September 13, 2019, to the Corporation’s transfer agent, Computershare Trust Company of Canada (“Computershare”), by courier or by hand delivery at its offices at 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, by toll free North American phone number 1-866-732-8683, fax number 1-866-249-7775, by international fax number 416-263-9524, or online at www.investorvote.com. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

Appointing a Proxyholder

The persons named in the enclosed form of proxy are each a director or an officer of the Corporation. A Shareholder who wishes to appoint some other person to represent such Shareholder at the Meeting may do so by crossing out the name on the form of proxy and inserting the name of the person proposed in the blank space provided in the enclosed form of proxy. Such other person need not be a Shareholder. To vote your Shares your proxyholder must attend the Meeting. If you do not fill a name in the blank space in the enclosed form of proxy, the persons named in the form of proxy are appointed to act as your proxyholder.

Instructing your Proxy and Exercise of Discretion by your Proxy

You may indicate on your form of proxy how you wish your proxyholder to vote your Shares. To do this, simply mark the appropriate boxes on the form of proxy. If you do this, your proxyholder must vote your Shares in accordance with the instructions you have given.

If you do not give any instructions as to how to vote on a particular issue to be decided at the Meeting, your proxyholder can vote your Shares as he or she thinks fit. If you have appointed the persons designated in the form of proxy as your proxyholder they will, unless you give contrary instructions, vote FOR the matters described in the Notice of Meeting.

Further details about these matters are set out in this Circular. The enclosed form of proxy gives the persons named on it the authority to use their discretion in voting on amendments or variations to matters identified on the Notice of Meeting. At the time of printing this Circular, management of the Corporation is not aware of any other matter to be presented for action at the Meeting. If, however, other matters do properly come before the Meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their best judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

Revoking your Proxy

If you want to revoke your proxy after you have delivered it, you can do so at any time before the proxy cut-off. You may do this by (a) attending the Meeting and voting in person if you were a registered Shareholder at the Record Date; (b) signing and delivering a proxy bearing a later date; (c) signing a written statement which indicates, clearly, that you want to revoke your proxy and delivering this signed written statement to the registered office of the Corporation at 1 Hershey Drive, Smiths Falls, Ontario, K7A 0A8, Attention: Chief Legal Officer; or (d) in any other manner permitted by law.

Your proxy will only be revoked if a revocation is received by 4:00 p.m. (Toronto time) on the last business day before the day of the Meeting, or any adjournment or postponement thereof, or delivered to the Chair of the Meeting before it commences. If you revoke your proxy and do not replace it with another that is deposited with the Corporation before the deadline, you can still vote your Shares, but to do so you must attend the Meeting in person.

Beneficial Shareholders

The information set forth in this section is of significant importance to Shareholders who do not hold Shares in their own name (“Beneficial Shareholders”). If your Shares are not registered in your own name, they will be held in the name of an Intermediary, usually a bank, trust company, securities dealer or other financial institution and, as such, your Intermediary will be the entity legally entitled to vote your Shares and must seek your instructions as to how to vote your Shares.

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Every Intermediary has its own mailing procedures and provides its own return voting instructions, which should be carefully followed by Beneficial Shareholders to ensure that their Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its Intermediary is identical to the proxy form provided by the Company to the Intermediaries. However, its purpose is limited to instructing the Intermediary on how to vote on behalf of the Beneficial Shareholder. The majority of Intermediaries now delegate responsibility for obtaining instructions on how to vote from clients to Broadridge Investor Communications Corporation (“Broadridge”). Broadridge typically mails the form of proxy or voting instruction form (the “VIF”) to the Beneficial Shareholders and asks the Beneficial Shareholders to return the form of proxy or VIF to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a form of proxy or VIF from Broadridge cannot use that form of proxy or VIF to vote Shares directly at the Meeting. The form of proxy or VIF must be returned to Broadridge or the Intermediary well in advance of the Meeting to have the Shares voted. A Beneficial Shareholder may revoke a form of proxy or VIF or a waiver of the right to receive Meeting materials and to vote which has been given to their Intermediary at any time by written notice to the Intermediary, provided that the Intermediary is not required to act on a revocation of a form of proxy or VIF or of a waiver of the right to receive Meeting materials and to vote, which is not received by the Intermediary at least seven days prior to the Meeting. If you have any questions regarding the voting of Shares held through a broker or other Intermediary, please contact the broker or other Intermediary for assistance.

In accordance with the requirements of NI 54-101, the Corporation is using notice-and-access to send proxy-related materials for use in connection with the Meeting to Beneficial Shareholders using the “indirect” sending procedures set out in NI 54-101. Accordingly, the Corporation has distributed copies of the Meeting materials to Broadridge to deliver, on behalf of the Intermediaries, a copy of the Meeting materials to each Beneficial Shareholder. The Corporation intends to pay for Intermediaries to deliver the proxy-related materials to objecting and non-objecting Beneficial Shareholders.

Voting by Beneficial Shareholders

As a Beneficial Shareholder, you can vote your Shares in the following ways:

Phone	Call the number listed on your VIF You will need to enter your 16-digit control number. Follow the interactive voice recording instructions to submit your vote.
Fax	Fax the number listed on your VIF.
Internet	Go to www.proxyvote.com. Enter the 16-digit control number printed on the VIF and follow the instructions on screen.
Mail	Enter your voting instructions, sign and date the VIF, and return the completed VIF in the enclosed postage paid envelope.
Questions?	Contact Investor Relations by telephone at 1-855-558-9333 x 122 or by email invest@canopygrowth.com.

Quorum

A quorum at meetings of Shareholders consists of two persons present in person, each being a Shareholder entitled to vote thereat, or a duly appointed proxy or proxyholder for an absent Shareholder so entitled.

Shareholder Approval

A simple majority of the votes cast, in person or by proxy, will constitute approval of each matter specified in this Circular.

Voting Securities and Principal Shareholders

The authorized share capital of the Corporation consists of an unlimited number of Shares. Each Shareholder is entitled to one vote for each Share held by such holder. As of the Record Date, 347,866,980 Shares were issued and outstanding.

There are no special rights or restrictions attached to the Shares. The Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends out of monies of the Corporation properly applicable to the payment of dividends if and when declared by the board of directors of the Corporation (the “Board”) and to participate rateably in the remaining assets of the Corporation in any distribution on a dissolution or winding-up.

Any Shareholder of record at the close of business on the Record Date who either personally attends the Meeting or who has completed and delivered a proxy in the manner specified, subject to the provisions described above, will be entitled to vote or to have such Shareholder’s Shares voted at the Meeting.

To the knowledge of the directors and executive officers of the Corporation as of the Record Date, no person beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation carrying 10% or more of the voting rights attached to the Shares, other than Constellation Brands, Inc. (“Constellation Brands”) through its wholly-owned subsidiaries CBG Holdings LLC (“CBG”) and Greenstar Canada Investment Limited Partnership (“GCILP” and together with CBG, the “CBG Group”) as set forth in the table below:

Name of Shareholder	Number of Shares Held	Percentage of Shares Outstanding(1)

CBG Group(2)	123,376,901	35.55%

Notes:

(1)     Based on 347,866,980 Shares issued and outstanding.

(2)     18,876,901 Shares held by GCILP and 104,500,000 Shares held by CBG.

Securityholder Agreements

The Corporation entered into the Second Amended and Restated Investor Rights Agreement (the “Investor Rights Agreement”) dated April 18, 2019 with the CBG Group. A copy of the Investor Rights Agreement has been filed under the Corporation’s profile on SEDAR at www.sedar.com.

BUSINESS OF THE MEETING

To the knowledge of the Board and management of the Corporation, the only matters to be brought before the Meeting are those set out in the accompanying Notice of Meeting and more particularly described below. However, if other matters, which are not known to management, should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

Receipt of Financial Statements

The Corporation’s audited consolidated financial statements of the Company for the financial year ended March 31, 2019 and 2018, together with the auditor’s report thereon, will be placed before the Shareholders at the Meeting. The Corporation’s audited consolidated financial statements of the Company for the financial year ended March 31, 2019 and 2018 and related MD&A are available under the Corporation’s profile on SEDAR at www.sedar.com or on the Company’s website at https://www.canopygrowth.com and copies of these documents will also be available at the Meeting.

Appointment of Auditor

KPMG LLP, Chartered Professional Accountants (“KPMG”) was appointed as the auditor of the Corporation on October 3, 2018, replacing the Corporation’s former auditor Deloitte LLP (“Deloitte”). The Corporation’s determination to change the auditor was not as a result of any “reportable event” as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”).

The resignation of Deloitte and the appointment of KPMG was considered and, upon recommendation of the Audit Committee (the “Audit Committee”), approved by the Board.

A copy of the reporting package in connection with the change in auditors, consisting of the Corporation’s Notice of Change in Auditor and response letters from Deloitte as the former auditor and KPMG as the successor auditor, is attached as Schedule A hereto.

The Audit Committee reviews and approves KPMG’s annual audit fees and considers the issue of auditor independence in the context of all services provided by KPMG to the Corporation. Refer to the section entitled “Audit Committee Information” starting on page 83 of the Corporation’s annual information form dated June 24, 2019 (the “AIF”) for additional information on the Audit Committee. The AIF is available under the Corporation’s profile on SEDAR at www.sedar.com.

The Board recommends that Shareholders vote FOR the resolution appointing KPMG LLP as auditor and authorizing the Board to fix their remuneration. Unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the reappointment of KMPG as the Corporation’s auditor and to authorize the Board to fix their remuneration.

Election of Directors

The Corporation currently has seven directors and the Board has nominated seven nominees (the “Nominees”) to be elected at the Meeting. All seven proposed Nominees, whose names are set out below, are currently directors of the Corporation and have been nominated by the Board for re-election as directors at the Meeting. All of the Nominees have been directors since the dates indicated below and each director elected at the Meeting will hold office until the next annual meeting of Shareholders or until his or her successor is duly elected or appointed. Information about each nominated director can be found in the “Director Nominees” section of this Circular.

Pursuant to the Investor Rights Agreement, CBG is entitled to, among other things, nominate four members of the Board (each a “CBG Group Nominee”) for so long as the CBG Group continues to hold at least the Target Number of Shares (as defined therein). The CBG Group Nominees include Messrs. William Newlands, David Klein and Robert Hanson and Ms. Judy Schmeling.

In August 2016, the Board adopted a “majority voting” policy which stipulates that if a director nominee receives more “withhold” votes than “for” votes at an uncontested Shareholders’ meeting, then such nominee must immediately tender his or her resignation for consideration by the Corporate Governance, Compensation and Nominating Committee (the “CGC Committee”). The CGC Committee will consider the director nominee’s offer to resign and will make a recommendation to the Board to accept the resignation unless exceptional circumstances exist that would warrant the applicable director continuing to serve on the Board. Within 90 days of the date of the relevant Shareholders’ meeting, upon considering the CGC Committee’s recommendation, the Board will accept the director’s offer to resign unless exceptional circumstances exist that warrant the director remaining on the Board. The resignation will be effective when accepted by the Board. A news release will be issued promptly to announce the decision that is reached by the Board and if the Board chooses to not accept a director’s offer to resign, the news release will fully describe the reasons for that decision. No director that is required to tender his or her resignation pursuant to the “majority voting” policy will participate in the deliberations or recommendations of the CGC Committee or the Board with respect to the director’s offer to resign. The Board may fill any vacancy resulting from a resignation pursuant to the “majority voting” policy in accordance with the Corporation’s by-laws and articles and applicable corporate laws. A copy of the majority voting policy is available under the Corporation’s profile on SEDAR at www.sedar.com and on the Corporation’s website at www.canopygrowth.com/investors/governance/articles-bylaws-policies.

The Board recommends that Shareholders vote FOR the election of each Nominee. Unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR each Nominee. Management does not contemplate that any of the Nominees will be unable to serve as directors; however, if, for any reason at the time of the Meeting, any of the Nominees are unable to serve, and unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form may vote in their discretion for any substitute nominee(s).

DIRECTOR NOMINEES

John K. Bell FCA,FCPA, ICD.D Cambridge, ON Canada Independent(1) Director Since October 28, 2014

Mr. John K. Bell is the Chairman and Chief Executive Officer of Onbelay Capital Inc. an investment management and holding corporation. Prior to that he was the founder, Chief Executive Officer and owner of Shred-Tech Limited the global leader in the mobile document shredding and recycling Industry. He was founder, owner and Chief Executive Officer of Polymer Technologies Inc. a global manufacturer of automotive parts. He successfully exited Shred-Tech to a NYSE Company and Polymer to private equity. He was Chairman and lead investor in BSM Technologies Inc. (TSX) where he led board and management renewal leading to profitable growth before successfully exiting. He was also interim Chief Executive Officer and director of ATS Automation (TSX) and led management and board renewal. Past boards include Royal Canadian Mint, Hospital of Ontario Pension Plan, Tuckamore Capital and Strongco Corp. He served as Chairman of Cambridge Memorial Hospital, Waterloo Regional Police, Canadas Community Triangle Accelerator Network and Waterloo Region Prosperity Council. He was Board member and National Secretary of Crohns and Colitis Canada, is an Entrepreneur in Residence at the Ivey Business School, Western University, and is a director of the Stratford Festival

Committee Memberships

Audit Committee

CGC Committee

Attendance for Fiscal 2019(2)		Other Public Company Directorships
Board: 36/39		Canopy Rivers Inc.

Audit: 3/4		DelMar Pharmaceuticals Inc.

CGC: 4/4

Equity Ownership(5)

Common shares	DSUs	Rights Restricted Stock Units	Options	Total

14,967	-	3,086	-	18,053

Robert Hanson Santa Rosa, California, United States Independent(1) Director Since November 1, 2018

Mr. Robert Hanson is the Executive Vice President and President of the Wine + Spirits Division of Constellation Brands. Mr. Hanson oversees global sales, marketing and operations functions for the Wine + Spirits Division across the U.S., New Zealand and emerging markets. Mr. Hanson previously served as a member of Constellation Brands’ Board of Directors from 2013 to 2019 prior to his appointment as President of the Wine & Spirits division. Before joining Constellation Brands, Mr. Hanson served as Chief Executive Officer of John Hardy Global Limited, a luxury jewelry brand, from 2014 to 2019, where he helped evolve the company’s strategy by strengthening its presence in the U.S. market, developing a line of distinctive artisan-crafted luxury products that resonate with today’s high-end jewelry customers, and launching differentiated marketing campaigns and influencer programs that helped extend the brand’s reach and foster meaningful connections with new customers. He is currently the Chairman of John Hardy. Mr. Hanson has held several senior management roles throughout his career at leading CPG companies, including serving as Chief Executive Officer at American Eagle Outfitters, a leading global specialty retailer of clothing, accessories and personal care products, and Global Brand President at Levi Strauss & Co.

Committee Memberships

CGC Committee
Attendance for Fiscal 2019(2)(3)		Other Public Company Directorships

Board: 15/18		None

CGC: 4/4
Equity Ownership
Common shares	DSUs	Rights Restricted Stock Units	Options	Total
-	-	3,650	-	3,650

David Klein Victor, New York, United States Independent(1) Director Since November 1, 2018

Mr. David Klein is the Executive Vice President and Chief Financial Officer of Constellation Brands. He is responsible for corporate strategy, all aspects of finance and accounting, investor relations, mergers and acquisitions, information technology and Constellation Ventures. Mr. Klein is a member of the executive management committee of Constellation Brands. Mr. Klein joined Constellation Brands in 2004 as Vice President of Business Development. He also held roles as Chief Financial Officer of Constellation Europe; SVP, Treasurer & Controller; and Chief Financial Officer of the Beer Division. Before joining Constellation Brands, Mr. Klein held the Chief Financial Officer role at Montana Mills, where he led the transformation from private to public company and the subsequent sale of Montana Mills to Krispy Kreme. Mr. Klein also held the Chief Financial Officer role at NetSetGo, an internet and network services startup that won several business and technical awards. Prior to these entrepreneurial positions, Mr. Klein served as the Director of Mergers & Acquisitions at Xerox Corporation and as Director of Finance & Accounting for Harris Corporation.

Committee Memberships
None
Attendance for Fiscal 2019(2)(3)		Other Public Company Directorships
Board: 17/18		None
Equity Ownership

Common shares	DSUs	Rights Restricted Stock Units	Options	Total
-	-	-	-	None

William Newlands Winnetka, Illinois, United States Independent(1) Director Since November 1, 2018

Mr. William Newlands is the President and Chief Executive Officer of Constellation Brands. Mr. Newlands is responsible for providing strategic leadership and working with the Board of Directors of Constellation Brands to establish long-range goals, strategies, plans and policies. He leads the executive management committee and is a member of the Board of Directors of Constellation Brands. Mr. Newlands joined Constellation Brands in 2015 as Chief Growth Officer. In 2016, his role expanded to include leadership of the Wine + Spirits Division. In 2017 he became the company’s Chief Operating Officer and in 2018 his role expanded to include President. Mr. Newlands previously served as President, North America at Beam, Inc. Under his leadership, Beam became one of the fastest-growing companies in its category. Previous appointments include President, Beam Spirits U.S. (2008-2010); President, Beam Wine Estates (2005-2007); President and of Chief Executive Officer, Allied Domecq Wines USA (2002-2005); Chief Executive Officer and director, wine.com (1999-2001); Managing Director, U.S. and Global Marketing Officer, LVMH Chandon Estates (1996 – 1999).

Committee Memberships
None
Attendance for Fiscal 2019(2)(3)		Other Public Company Directorships
Board: 15/18		Constellation Brands, Inc.

Hormel Foods Corporation
Equity Ownership
Common shares	DSUs	Rights Restricted Stock Units	Options	Total
-	-	-	-	None

Judy A. Schmeling Tampa, Florida, United States Independent(1) Director Since November 1, 2018

Ms. Judy A. Schmeling currently serves on the Board of Directors of Constellation Brands. She also serves on the Governance and Nominating Committee and is the Chairperson of the Audit Committee of Constellation Brands. Ms. Schmeling serves on the Board of Directors of Casey’s General Stores, a Fortune 500 company that operates more than 2,000 convenience stores in 16 Midwestern states, where she serves on the Audit Committee and is Chairperson of the Nominating and Governance Committee. Ms. Schmeling most recently served as an Executive Officer of HSN, Inc., a publicly held retail and media company. From 2016 to 2017, she held dual roles as President of Cornerstone Brands, Inc. and Chief Operating Officer of HSN, Inc. From 2013 until 2016, Ms. Schmeling held the dual roles of Chief Operating Officer and Chief Financial Officer of HSN, Inc. Ms. Schmeling helped to take the company public in 2008 and served as the Chief Financial Officer until 2016. Prior to that, she held positions of increasing responsibility since joining the company in 1994. Prior to joining HSN, Ms. Schmeling was Managing Director of Tunstall Consulting, Inc., a corporate financial planning firm, from 1986 to 1994. Ms. Schmeling began her career at Deloitte & Touche, an international public accounting firm, where she held various positions of increasing responsibility from

1982 to 1986. A native Floridian, Ms. Schmeling earned her Bachelor of Science in accounting from Florida State University. She was inducted into the FSU College of Business Hall of Fame in September 2018 and was the Commencement Speaker for the Winter 2017 graduates. She recently joined the board of the South Florida Chapter of the National Association of Corporate Directors. She previously served on the Advisory Board for FM Global.

Committee Memberships
Audit Committee

CGC Committee
Attendance for Fiscal 2019(2)(3)		Other Public Company Directorships
Board: 18/18		Constellation Brands, Inc.

Audit: 2/4		Casey’s General Stores, Inc.
Equity Ownership
Common shares	DSUs	Rights Restricted Stock Units	Options	Total
-	-	3,650	-	3,650

Peter E. Stringham Toronto, Ontario, Canada Independent(1) Director Since September 15, 2016

Mr. Peter E. Stringham retired in 2016 as Chairman and Chief Executive Officer of The Young & Rubicam Group of Companies, a marketing and communications company. Mr. Stringham served as the Chief Executive Officer of Young & Rubicam, Inc. from February, 2007 to May, 2016. He served as Head of Global Marketing for HSBC Holdings plc. until March 2007. Mr. Stringham joined HSBC in 2001 and served for 6 years, where he was instrumental in positioning it as the ‘world’s local bank’ in a series of local advertising and marketing campaigns, and has helped build HSBC into one of the world’s most recognized brands. He consolidated HSBC’s advertising and marketing duties with a single lead worldwide marketing services group: WPP, to cover HSBC’s operations in 76 countries and territories.

Committee Memberships
Audit Committee

CGC Committee
Attendance for Fiscal 2019(2)		Other Public Company Directorships

Board: 38/39		None

Audit: 4/4

CGC: 4/4
Equity Ownership
Common shares	DSUs	Rights Restricted Stock Units	Options	Total
10,000	-	3,086	25,000	38,086

Mark Zekulin Almonte, Ontario, Canada

Mr. Zekulin is the CEO of Canopy Growth Corporation and has been with the Corporation in various roles since its inception, As CEO, he has led the Corporation’s growth into a world leading, multi-site, multi-platform organization. Mr. Zekulin has previously been in advisory positions providing legal, political and strategic advice to high- profile local and international corporate clients, most recently as Counsel at the Ottawa-Washington international trade law firm of Cassidy Levy Kent. Previously, Mr. Zekulin has served as a Senior Advisor to the

Non-Independent(1) Director Since July 15, 2019

Honourable Dwight Duncan, the Ontario Minister of Finance, and has worked internationally at the Business and Industry Advisory Committee to the Organization for Economic Co-operation and Development (OECD). He is a graduate from the University of Waterloo in Mathematics, the University of Ottawa in Law, and the University of Cambridge in International Law. In 2018, Mr. Zekulin was a recipient of Canada’s Top 40 Under 40® award.

Committee Memberships
None
Attendance for Fiscal 2019(2)(4)		Other Public Company Directorships

N/A		None
Equity Ownership(6)

Common	DSUs	Rights Restricted	Options	Total
shares		Stock Units

-	-	-	516,667	516,667

Notes:

(1)

“Independent” is determined based upon the definition of such term pursuant to National Instrument 52-110 – Audit Committees (“NI 52-110”). Currently, a majority of the directors of the Corporation meet the independence requirements for a director in accordance with Section 1.4 of NI 52-110.

(2)	In addition to official Board meetings, since July 31, 2017, the Board meets weekly to discuss ongoing matters. During Fiscal 2019, there were 39 Board meetings.
(3)

Messrs. Hanson, Klein, Newlands and Ms. Schmeling were appointed as directors of the Corporation on November 1, 2018. During Fiscal 2019, following the appointment of Messrs. Hanson, Klein, Newlands and Ms. Schmeling, there were 18 Board meetings.

(4)	Mr. Zekulin was appointed as a director of the Corporation following Fiscal 2019 on July 15, 2019.
(5)

Mr. Bell owns 708,334 subordinated voting shares in the capital of Canopy Rivers Inc. (“Canopy Rivers”), a subsidiary of the Corporation. 41,667 subordinated voting shares in the capital of Canopy Rivers are indirectly held by Mr. Bell through Onbelay Capital Inc. Mr. Bell also holds 200,000 stock options to purchase subordinated voting shares in the capital of Canopy Rivers.

(6)	Mr. Zekulin owns 816,667 subordinated voting shares in the capital of Canopy Rivers and 133,334 stock options to purchase subordinated voting shares in the capital of Canopy Rivers.

As at the date of this Circular, to the Corporation’s knowledge, the current and proposed directors of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or direction over 24,967 Shares, representing less than 0.01% of the total issued and outstanding Shares on a non-diluted basis.

CORPORATE GOVERNANCE PRACTICES

Maintaining a high standard of corporate governance is a priority for the Board and the Corporation’s management as both believe that effective corporate governance will help create and maintain Shareholder value in the long term. A description of the Corporation’s corporate governance practices is set out below.

Composition of the Board

Pursuant to NI 52-110, a director is considered independent if he or she has no direct or indirect material relationship with the Corporation that the Board believes could reasonably be perceived to materially interfere with his or her ability to exercise independent judgment. NI 52-110 sets out certain situations where a director is deemed to have a material relationship with the Corporation.

As of the date this Circular, the Board is composed of seven directors and a majority of the directors of the Corporation meet the independence requirements for a director in accordance with Section 1.4 of NI 52-110. Messrs. Bell, Hanson, Klein, Newlands and Stringham and Ms. Schmeling are independent directors within the meaning of NI 52-110. Mr. Zekulin is not considered independent because of his role as the Chief Executive Officer of the Corporation.

Mr. Linton was the Chair of the Board during Fiscal 2019 and was not an independent director within the meaning of NI 52-110. Mr. Bell is the current Chair of the Board and is an independent director within the meaning of NI 52-110.

The independent directors did not hold any regularly scheduled meetings during Fiscal 2019, at which non-independent directors and members of management were not in attendance. To facilitate open and candid discussion among the independent directors, at Board meetings, as applicable, non-independent directors are asked to leave the meeting. In addition, any item which could involve a potential conflict of interest among one or more directors is voted on by those directors that are not related to the conflict in question. It is anticipated that independent directors’ meetings will continue to be held as deemed appropriate during the current financial year.

Board and Committee Mandates

The Board has adopted a written mandate to govern its operation and pursuant to which the Board assumes responsibility for the stewardship of the Corporation. The Board mandate is attached as Schedule B hereto and is also available on the Corporation’s website at https://www.canopygrowth.com/investors/governance/committees-charters.

The Audit Committee and the CGC Committee have also adopted detailed mandates outlining their responsibilities, including the specific responsibilities of the chairman of the committee. Copies of these mandates are available on Corporation’s website at https://www.canopygrowth.com/investors/governance/committees-charters/.

Position Descriptions

Lead Director

The Board has developed a written position description for the Lead Director.

This role is currently held by Mr. Bell. The primary focus of the Lead Director is to provide leadership to the Board with respect to its functions and to ensure that appropriate procedures are in place for the effective operation of the Board.

The key responsibilities of the Lead Director include, among other things, presiding over all Board and Shareholder meetings, ensuring that the Corporation’s policies and practices related to corporate governance and Board operations are properly reflected in internal and external communications, supporting the CGC Committee in developing criteria for directors, identifying potential candidates and ensuring an adequate orientation program is in place and reviewing director conflict of interest issues as they arise.

The Lead Director also ensures that the Board has a process for assessing Chief Executive Officer (“CEO”) performance and ensuring that appropriate succession, development and compensation plans are in place for senior management.

Chief Executive Officer

While the Corporation does not have a written position description for the CEO, the CEO leads the management of the Corporation’s business and affairs and the implementation of the resolutions and policies of the Board. The key accountabilities and responsibilities of the CEO include, among other things: duties relating to the Corporation’s values, strategy, governance, risk management, risk appetite, financial information, human resources management, operational direction, Board interaction, talent management, succession planning and effective communication with Shareholders, clients, employees, regulators and other stakeholders.

Committee Chairs

Although the Corporation does not have written position descriptions for the chair of the Audit Committee and the CGC Committee, the Board has developed written mandates with respect to each of the Audit Committee and the CGC Committee which includes a description of the primary responsibilities of the Chairs of such committees.

The primary responsibilities of the Chair of the Audit Committee and CGC Committee include, among other things: chairing and setting the agenda for the meetings of the applicable committee, providing leadership to the applicable committee and acting as liaison and maintaining communication with the Chair of the Board and the Board to optimize and co-ordinate input from directors, and to optimize the effectiveness of the applicable committee.

Board Orientation and Continuing Education

The CGC Committee is responsible for ensuring that newly elected directors and committee members receive effective and comprehensive orientation, and that all directors are provided continuing education opportunities, both to maintain and enhance their skills and abilities as directors and, as applicable, committee members, and to ensure their knowledge and understanding of the Corporation’s business remains current.

While the Corporation does not have a formal continuing education program, the directors individually and as a group are encouraged to keep themselves informed of changing corporate governance and legal issues. Directors are individually responsible for updating their skills required to meet their obligations as directors. In addition, the Board undertakes thorough strategic planning sessions with management on an annual basis.

Assessments

The Board is committed to regular assessments of its own effectiveness and that of the committees and individual directors. Every year the CGC Committee makes recommendations to the Board regarding the process to be followed and the issues to be explored. The CGC Committee is responsible for coordinating periodic assessments of the effectiveness of the Board, the individual directors, the Audit Committee and the CGC Committee. In addition, the Lead Director is responsible for managing the ongoing performance management program of the Corporation and the compensation plan for the CEO.

Ethical Business Conduct

The Board is responsible for promoting an ethical business culture and fostering an environment that places an emphasis on compliance. The Board monitors compliance, including through receipt by the Audit Committee, of reports of unethical behaviour.

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for directors, officers, employees and applicable third parties conducting work for or on behalf of the Corporation. The Code may be accessed on the Corporation’s website at https://www.canopygrowth.com/code-of-business-conduct-and-ethics/ and under the

Corporation’s profile on SEDAR at www.sedar.com. The Code clearly defines how individuals working for or on behalf of the Corporation are expected to conduct themselves while representing the Corporation. Significant efforts are made to ensure all employees fully understand their responsibilities under the Code through training, leadership communications, certification requirements and awareness initiatives.

Directors, officers, employees and consultants are expected to report situations of non-compliance with respect to breaches of law, regulation or company policy, including the Code, or other concerns related to ethics and business conduct of which they become aware to the Chair of the Board, Chief Executive Officer, Corporate Secretary or outside legal counsel. If any person chooses to remain anonymous, every effort is made by the Corporation to respect such a request. No individual may be punished for asking about possible breaches or who reports a violation in good faith, regardless of the accuracy of such a report. Furthermore, any allegation of reprisal is fully investigated by the Corporation.

The Board has also adopted a written “Whistleblower Protection Policy” which establishes procedures for: (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, auditing and other financial matters (collectively, “Accounting Irregularities”), any illegal acts or violations of the Code or any other policy of the Corporation, or applicable laws and regulations (collectively, “Wrongdoings”); and (ii) the submission by employees, officers and directors of the Corporation, on a confidential and anonymous basis, of concerns regarding any Accounting Irregularities and Wrongdoings.

The Board has also adopted a “Disclosure Policy” to ensure, among other things: (i) that the Corporation complies with timely disclosure obligations under securities laws and the regulations of the stock exchanges on which the Corporation’s securities are listed; (ii) that the Corporation prevents material misrepresentations made to the public; (iii) that the Corporation prevents the selective disclosure of material information” (as defined in the policy); (iv) that prompt corrected disclosure is made by the Corporation, if material information is undisclosed or if material misrepresentations are known to have been made publicly; and (v) that all communications to the public are informative, timely, factual, balanced, accurate and broadly disseminated.

The Board has also adopted an “Insider Trading Policy” to ensure, among other things: (i) that persons to whom the policy applies understand their obligations to preserve the confidentiality of “undisclosed material information”; (ii) strict compliance by all insiders with all requirements relating to the reporting of insider trading and with respect to trading when in possession of undisclosed “material information” (as defined in the policy); and (iii) that individuals subject to scheduled and unscheduled blackout periods adhere to the restrictions on trading as set out in the policy.

Exercise of Independent Judgment – Conflicts of Interest

The Corporation is governed by the provisions of the Canada Business Corporations Act, pursuant to which a director or officer of the Corporation must disclose to the Corporation in writing or by requesting that it be entered in the minutes of meetings of the Board, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the Corporation, if the director or officer: (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. Except as otherwise permitted by the Canada Business Corporations Act, an interested director cannot vote on any resolution to approve the contract or transaction

Compensation of Directors and Officers

The CGC Committee is responsible for reviewing, monitoring and approving certain matters relating to the compensation of the CEO, other senior executives and the directors of the Corporation and assists the Board in its oversight of the Corporation’s human resource strategies.

See “Statement of Executive Compensation” for additional details with respect to the CGC Committee and the compensation provided to directors and senior executives of the Corporation.

Nomination of Directors

The CGC Committee is responsible for the identification and assessment of potential directors for selection by the Board, other than the CBG Group Nominees. While no formal nomination procedures are in place to identify new candidates, the CGC Committee does review the experience and performance of nominees for election to the Board. Members of the CGC Committee and/or the Board are canvassed with respect to the qualifications of a prospective candidate and each candidate is evaluated with respect to his or her experience and expertise, with particular attention paid to those areas of expertise that could complement and enhance the current Board and members of management. The CGC Committee also assesses any potential conflicts, independence or time commitment concerns that the candidate may present.

In identifying and considering new candidates for Board nominations, the CGC Committee considers among other factors, the impact of the number of directors upon the effectiveness of the Board and the appropriate number of directors to facilitate more effective decision making. The competencies that the Board should possess, and the skills, experience and reputation of each current director are considered by both the CGC Committee and the Board. The Board is continuously evaluated to assess directors’ performance and to make any required improvements.

Board Skills Matrix

The following skills matrix sets out skills and expertise that the Board considers important to fulfill its oversight role, the specific skills and expertise of each director nominee and reflects the current strengths of the Board as a whole.

Experience / Skill	John Bell	Robert Hanson	David Klein	William Newlands	Judy Schmeling	Peter Stringham	Mark Zekulin

Cannabis industry	✓	✓	✓	✓	✓	✓	✓

Pharmaceutical / biomedical industry	✓	✓		✓		✓	✓

Retail and consumer products industries	✓	✓	✓	✓	✓	✓	✓

Public company board experience	✓	✓	✓	✓	✓	✓

Public company CEO experience	✓	✓		✓			✓

CPA designation / CFO experience	✓		✓		✓

Corporate governance	✓	✓		✓	✓	✓	✓

Executive compensation	✓	✓				✓

International business	✓	✓	✓	✓	✓	✓	✓

Government relations	✓					✓	✓

Strategic planning	✓	✓	✓	✓	✓	✓	✓

M&A	✓	✓	✓	✓	✓	✓	✓

Finance and capital markets	✓	✓	✓	✓	✓	✓	✓

Legal and regulatory						✓	✓

HR / labour relations	✓					✓

Marketing	✓	✓		✓	✓	✓	✓

Operations	✓	✓	✓	✓	✓	✓	✓

Information technology			✓		✓	✓

Director Term Limits and Other Mechanisms of Board Renewal

Due to the time and effort necessary for each director to become familiar with the business of the Corporation, the Board does not consider it appropriate or necessary to limit the number of terms a director may serve. The Board believes that in taking into account the nature and size of the Board and the Corporation, it is more important to have relevant experience than to impose set time limits on a director’s tenure, which may create vacancies at a time when a suitable candidate cannot be identified and as such would not be in the best interests of the Corporation. Additionally, the Board considers that not mandating any term limits allows for continuity in an emerging industry to ensure greater expertise.

As an alternative to term limits, in addition to reviewing director performance on an annual basis, as part of assessing the composition of the Board, the CGC Committee periodically considers, among other things, the tenure of the existing directors and appropriate mix of tenures, as well as Board succession planning.

Diversity

The Corporation recognizes the benefits of having a diverse Board and seeks to increase diversity at the Board level. Although the Corporation does not have a documented policy regarding the identification and nomination of women directors, the CGC Committee always takes gender and other diversity representation into consideration as part of its overall evaluation of candidates for Board membership. All Board appointments are made based on merit, in the context of the skills, experience, independence, knowledge and other qualities which the Board as a whole, requires to be effective, with due regard for the benefits of diversity, including the level of representation of women on the Board. As of the date of this Circular, the Corporation has seven directors, one of whom is a woman. The Corporation has nominated seven persons for election as directors of the Corporation at the Meeting, one of whom is a woman, representing 14.3% of those nominated. Currently, the Corporation has 10 females in senior management positions representing 18.5% of all of the Corporation’s senior management and executives, including the Corporation’s Chief Advocacy Officer.

The Board’s mandate expressly encourages a diversity of background skills and experience and personal characteristics among the directors. As a result, while neither a documented policy nor targets relating to the identification and nomination of women directors have been adopted to date and the emphasis in filling Board vacancies is on finding the best qualified candidates given the needs and circumstances of the Board, a nominee’s diversity will be considered favourably in the identification and selection process.

Company wide, the Corporation recruits, manages and promotes on the basis of an individual’s competence, qualification, experience and performance, regardless of gender, age, ethnic origin, religion, sexual orientation or disability or other aspects of diversity. The Board has not adopted any policies that specifically address the appointment of women to executive officer positions as the Board believes that executive officer appointments should be made on the basis of the skills, knowledge, experience and character of individual candidates and the requirements of management at the time. The Corporation believes that considering the broadest group of individuals is required to provide the leadership needed to achieve the Corporation’s business objectives; however, due to the relatively small size of the Corporation’s executive leadership, the representation of women in executive officer positions has not been considered when making executive officer appointments and the Corporation has not adopted targets regarding the representation of women in executive officer positions for the reasons stated above.

The Corporation believes that equality and a commitment to diversity extends beyond the boardroom and promotes the inclusion of various ideas and perspectives, which ultimately ensures that the Corporation is benefiting from the best available talent. As a result, the Corporation has established a Diversity and Inclusion Policy to support equity, inclusion and diversity for all employees at all stages of the employment life cycle: recruitment, retention and advancement and the Corporation recently formed its first Diversity and Inclusion Committee, which includes employees from throughout the organization. In accordance with the Diversity and Inclusion Policy, the Corporation applies equal opportunity principles when recruiting and selecting staff, establishing employment terms and conditions and providing employee training. The Corporation is also committed to ensuring discriminatory practices and harassment are not tolerated and that any reported instances are formally investigated with appropriate disciplinary action taken.

Board Committees

The Board currently has two committees: (i) the Audit Committee; and (ii) the CGC Committee. In addition, the Board may establish other committees from time to time to assist the Board in connection with specific matters. The Board oversees the operations of the committees, the appointment of their respective members, their compensation and their conduct. The Board has no intention at this time to establish other standing committees.

Corporate Governance, Compensation and Nominating Committee

The CGC Committee’s purpose is to provide leadership in shaping the corporate governance policies and practices of the Corporation, assist the Board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure.

The CGC Committee’s primary responsibilities are, among other things, to make recommendations to the Board in respect of: (i) compensation policies and guidelines; (ii) management incentive and perquisite plans and any non-standard remuneration plans; (iii) senior management, executive and officer compensation; (iv) Board compensation matters; and (v) corporate governance policies. In addition, the CGC Committee is responsible for overseeing and assessing the functioning of the Board, its committees and individual directors, and for the development, recommendation to the Board, implementation and assessment of effective corporate governance principles.

The CGC Committee is currently composed of Peter E. Stringham (Chair), John K. Bell, and Robert Hanson, each of whom meet the independence requirements for a director in accordance with Section 1.4 of NI 52-110. The Board believes that the CGC Committee is able to fulfill its obligations and ensure an objective process for determining executive officer compensation.

The principal responsibilities and duties of the CGC Committee include, among other things:

●	recommending to the Board the appointment/termination of the CEO;

●	annually, reviewing and approving corporate goals and objectives relevant to CEO compensation and evaluating the CEO’s performance in light of those corporate goals and objectives;

●	annually, reviewing the results of the CEO’s performance management program with the Chair of the Board;

●	based on recommendations from the CEO, approving the appointment, promotion and termination of the other senior executives;

●

annually, reviewing and making recommendations to the Board with respect to the compensation level of the CEO and the other senior executives, including any special bonuses to be paid to such individuals;

●	annually, reviewing and approving the actual compensation to be paid to the CEO and the other senior executives;

●

annually, reviewing and recommending to the Board the amount, determination and payment of remuneration by the Corporation to the directors in light of their time commitment, fees paid by comparable companies and their responsibilities;

●

monitoring and, annually, reviewing and recommending to the Board the Corporation’s compensation and benefit programs; reviewing data from independent sources relative to competitive executive, non-executive and non-employee director compensation plans as they relate to the Corporation’s compensation plans;

●	reviewing executive compensation disclosure prior to its public disclosure by the Corporation;

●

establishing and monitoring the terms and conditions of the Corporation’s stock option, stock purchase and any other equity-based plans, as applicable and any related agreements and amendments and recommending changes to the Board as necessary;

●	acting as the Board committee responsible for administering the incentive plans;

●	reviewing and recommending to the Board annual equity awards under the incentive plans;

●	reviewing and approving, from time to time, the authority delegated to the CEO for stock option awards to new hires;

●	reviewing and recommending to the Board the succession plan for the CEO and the other senior executives;

●

assisting the CEO by reviewing and recommending to the Board major organizational changes and significant new human resources policies/programs or material changes to existing human resource policies and programs;

●	ensuring that the Corporation’s human resource policies are in compliance with applicable laws and regulations;

●	reviewing and monitoring the Corporation’s overall employment environment;

●	considering any other human resources issues as the Committee considers appropriate or as may be referred to the CGC Committee by the Board; and

●	annually reviewing the CGC Committee’s mandate and any other documents used by the CGC Committee in fulfilling its responsibilities.

The CGC Committee mandate sets forth the role and responsibilities of the committee’s chair.

Audit Committee

The Audit Committee’s primary purpose is to assist the Board in fulfilling its oversight responsibilities for the financial reporting process, the system of internal control over financial reporting and accounting compliance, the audit process and processes for identifying and evaluating and monitoring the management of the Corporation’s principal risks impacting financial reporting. The committee also assists the Board with the oversight of financial strategies and overall risk management. The Audit Committee Chair also meets regularly with management and quarterly with the Corporation’s internal auditors, including its Chief Audit Executive, and its external auditors, KPMG. The Audit Committee mandate sets forth the role and responsibilities of the committee’s chair.

The Audit Committee is currently composed of Judy Schmeling (Chair), John K. Bell and Peter E. Stringham, each of whom meet the independence requirements for an audit committee member in accordance with Section 1.4 of NI 52-110.

At no time since the commencement of the Corporation’s most recently completed financial year have any recommendations by the Audit Committee respecting the appointment and/or compensation of the Corporation’s external auditors not been adopted by the Board.

Refer to the section entitled “Audit Committee Information” starting on page 83 of the AIF for additional information on the Audit Committee. The AIF is available under the Corporation’s profile on SEDAR at www.sedar.com.

STATEMENT OF EXECUTIVE COMPENSATION

The following discussion describes the significant elements of the Corporation’s executive compensation program, with particular emphasis on the process for determining compensation payable to the Corporation’s named executive officers (“NEOs”) as such term is defined in NI 51- 102 for each of the Corporation’s three most recently completed financial years.

In this Circular, “Fiscal 2017” refers to the period from April 1, 2016 to March 31, 2017; “Fiscal 2018” refers to the period from April 1, 2017 to March 31, 2018; “Fiscal 2019” (or the last financial year) refers to the period from April 1, 2018 to March 31, 2019; and “Fiscal 2020” refers to the period from April 1, 2019 to March 31, 2020.

The NEOs of the Company for Fiscal 2019 were:

●	Mark Zekulin – CEO (formerly the President and Co-CEO);

●	Bruce Linton – former Co-CEO;

●	Tim Saunders – former Chief Financial Officer;

●	Rade Kovacevic – Acting President (formerly Executive Vice-President)

●	Phil Shaer – Chief Legal Officer; and

●	Ru Wadasinghe – Chief Information Officer.

Compensation Discussion and Analysis

Objectives and General Principles of the Compensation Program

Each NEO of the Corporation receives a base salary, which constituted the largest share of each NEO’s compensation package during Fiscal 2019. Base salary is recognition for discharging job responsibilities and reflects the executive’s performance over time, as well as that individual’s particular experience and qualifications. An executive’s base salary is reviewed by the CGC Committee on an annual basis and may be adjusted to take into account performance contributions for the year and to reflect performance contributions over a number of years.

The Corporation’s compensation philosophy is based on attracting and retaining employees whose compensation is aligned with its strategies and whose interests are aligned with those of the Shareholders, all while effectively managing risk. The Corporation believes that an effective compensation program founded on these principles is a key element to building long-term shareholder value.

Attracting and Retaining Talent – compensation targets are set to ensure that they remain relevant to the markets in which the Corporation competes for talent both inside and outside the Corporation’s industry.

Alignment of Compensation with Corporate Strategies – incentive awards are generally expected to be linked to the Corporation’s short-term and long-term strategic objectives and “pay for performance” programs are generally expected to align with this philosophy.

Alignment with Shareholders’ Interests – given the “at risk” component of total compensation, executives are generally rewarded for contributing to a higher return on Shareholders’ investment and their reward levels are negatively affected by a lower return on Shareholders’ investment. The use of equity-based compensation is intended to encourage executives to behave like (and become) the owners of the Corporation.

Effective Risk Management – compensation structure must encourage the Corporation’s management to take responsible risks and to manage those risks appropriately.

Compensation Benchmarking and Peer Group

The CGC Committee, working with its independent executive compensation consultant, Global Governance Advisors Inc. (“GGA”), identified four key market sectors to draw appropriate peers from and then used a secondary peer group of high-growth companies to complement the primary peer group. More specifically, the Corporation’s primary benchmarking peer group consisted of companies from the following sectors:

Sector	Rationale

Cannabis	Reflects the Corporation’s primary market

Fast moving consumer goods	Reflects the recreational market of spirits, distilleries and brewers, which will become a competing substitute product for consumers

Specialized pharmaceuticals	Represents the medical cannabis aspect of the competitive market

Technology	Represents the high-growth and entrepreneurial spirit the Corporation generates within its business strategy

The criteria used to select the primary peer group included: (i) being a publicly-traded company on either the Toronto Stock Exchange (the “TSX”) or a major U.S. stock exchange, (ii) having a market capitalization between $1.5 and $27 billion at the time of the review, and (iii) operating within one of the four industry sectors referenced above. The primary peers selected for benchmarking executive compensation are:

Primary Peer Group

Cannabis	Fast Moving Consumer Goods	Specialized Pharmaceuticals	Technology

Aphria Inc.	MGP Ingredients Inc.	Akorn Inc.	Constellation Software Inc.

Aurora Cannabis Inc.	Molson Coors Canada Inc.	Corcept Therapeutics Incorporated	Kinaxis Inc.

Primary Peer Group

Cannabis	Fast Moving Consumer Goods	Specialized Pharmaceuticals	Technology

MedReleaf Corp. (now owned by Aurora Cannabis Inc.)	The Boston Beer Company Inc.		Open Text Corporation

	Universal Corporation		Shopify Inc.

Vector Group Ltd.

A secondary peer group was selected for benchmarking executive compensation. This secondary group was generally used for additional contextual purposes (as opposed to setting pay levels) and to examine the characteristics of executive compensation at high-growth companies. The criteria used to select the secondary peers included: (i) being a publicly-traded company on either the TSX or a major U.S. stock exchange, (ii) having experienced share price appreciation 100% or greater within the past three years, (iii) having a market cap between $1.5 million and $27 billion at the time of the review, (iv) generating total revenue between $17.5 million and $500 million, and (v) operating within one of the four key sectors identified above. The secondary peer group selected for benchmarking are:

Secondary Peer Group

Cannabis	Fast Moving Consumer Goods	Specialized Pharmaceuticals	Technology

Aphria Inc.	MGP Ingredients Inc.	Array BioPharma Inc.	2U Inc.

Aurora Cannabis Inc.		AxoGen Inc.	Altium Limited

		Corcept Therapeutics Incorporated	Callidus Software Inc.

		Enanta Pharmaceuticals Inc.	Chegg Inc.

		Ligand Pharmaceuticals Incorporated	Five9 Inc.

		Loxo Oncology Inc.	HubSpot Inc.

		Varonis Systems Inc.	Kinaxis Inc.

		Nektar Therapeutics	New Relic Inc.

		Sarepta Therapeutics Inc.	Q2 Holdings Inc.

Spectrum Pharmaceuticals Inc.

Supernus Pharmaceuticals Inc.

Compensation

The Corporation’s compensation program applies to executives in various roles within the Corporation, including the NEOs, and consists of fixed and “at risk” compensation, provided in a mix of cash and equity. Although indirect compensation such as benefits and perquisites make up a portion of each executive’s compensation, the main components of the total compensation structure are as follows:

Base Salary

The Corporation sets a compensation level for each executive based on market rates for similar positions and each executive’s expected contribution and past performance. Base salary forms the basis for attracting talent and remaining competitive with the market. Base salary is a fixed component of the executives’ compensation plan and is used to determine other elements of compensation and benefits. Base salary is established at the beginning of the year by taking into account the recommendations of the Corporation’s independent compensation consultant. An executive’s base salary is intended to provide compensation to secure the executive’s services. Any increases to eligible executive’s compensation are, however, entirely “at risk” in that they are subject to the Corporation’s performance and the executive’s individual performance.

Short-Term Incentives

The short-term incentive plan (“STIP”) refers to the cash bonus opportunities executives are eligible to receive. The STIP links an executive’s pay to both individual and corporate achievements. The STIP is the first layer of variable compensation and is paid in cash following the release of year-end results based on annual performance. Bonuses are not paid unless a threshold level of performance is achieved, with performance benchmarks being specified for each NEO including metrics and weightings that align with the business and reflect recommendations and input from the CEO, CGC Committee and the independent compensation consultant, GGA.

The STIP is a leveraged bonus design, where executives may earn between 50% and 200% of the target opportunity (the “Target”). A Target is set for each executive based on either a percentage of base salary or a fixed dollar amount. In a year in which corporate and individual objectives are fully met but not exceeded, it would be expected that the executive would earn his or her compensation level. However, subject to the CGC Committee and Board exercising their discretion, in a year in which corporate and/or individual objectives were not met, it would be expected that an executive would be paid less than his or her full compensation level.

Similarly, in a year in which corporate and/or individual objectives are exceeded, there would be leverage applied to the at-risk portion of compensation and the eligible executives would be eligible to earn up to 200% of the Target. The upward leverage applied to any of the at-risk incentive programs are capped in the event the Corporation significantly surpassed its corporate objectives.

These objectives take the form of short-term financial and operating metrics and individual objectives, all focused on positioning the Corporation for present and future success. The Corporation believes that the use of financial targets such as revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”) and other operating performance metrics, such as annual gross sales and annual gross profits, are the variables that are best correlated to the Corporation’s long-term, sustainable financial strength. These financial targets are set at levels believed to be challenging yet realistically attainable given anticipated trends. The performance targets for the STIP are calculated as follows: (i) actual EBITDA measured against budgeted EBITDA target; (ii) annual gross sales measured against budgeted annual gross sales’ target; and (iii) actual annual gross profits measured against budgeted annual gross profits’ target. The Board uses these financial elements as benchmarks to determine the Corporation’s performance goals across all business areas and include achievements in finance and business development as compared to each executive in connection with their own individual success.

In Fiscal 2018 and Fiscal 2019, the Corporation established formal individual performance management plans and formal variable, “at risk” incentive plans for executives in various roles to ensure that performance and compensation are fairly and objectively connected. The leverage within the STIP remained capped at 200% of the Target, to remain aligned with market practices.

Over the course of Fiscal 2019, the Long Term Incentive Plan was reviewed and changes have been implemented by the CGC Committee to redefine levels of equity compensation exposure and reduce dilution.

Medium-Term Incentives

The Omnibus Plan (as defined herein) provides the CGC Committee with an additional equity-based compensation alternative in the form of restricted share units (“RSUs”). These instruments provide “at risk” equity-based incentive that vests over a three-year period, add a medium-term incentive option to the Corporation’s compensation program and may replace short-term cash-based incentives currently provided for in the Corporation’s compensation plan. RSUs may be granted as part of an employee’s “at risk” compensation and are considered “medium-term” incentives because they vest in equal installments over three years from the date of grant and any payments on the vesting dates are determined with reference to the market price of the Shares on that date.

RSUs are subject to such restrictions as may be imposed by the CGC Committee (including, without limitation, any limitation on the right to receive any dividend or dividend equivalent or other right). These restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the CGC Committee may deem appropriate.

See “Securities Authorized for Issuance under Equity Compensation Plans – Omnibus Incentive Plan” and “Securities Authorized for Issuance under Equity Compensation Plans – Securities Outstanding under Equity Compensation Plans” for additional details.

Long-Term Incentives

Long-term incentives in the form of stock options (“Options”) are intended to align the executive’s interests with those of the Shareholders. A holder of vested Options may acquire Shares at the exercise price established on the date of grant of such Options. The Corporation sets annual target ranges for Option grants to its executives, subject to the Corporation’s financial performance and the executive’s individual performance.

Options represent compensation that is intended to align executives’ interests with those of Shareholders by providing executives with the opportunity to become Shareholders. These awards are considered entirely “at risk” because the value of Options rises (and may fall) in conjunction with the market price of Shares. The Corporation believes that Options will promote the retention of employees.

In determining the number of Share-based awards to be granted to the executives, the Board (after receiving recommendations of the CGC Committee) takes into account the number of Share-based awards, if any, previously granted to each executive and the exercise price of any outstanding Share-based awards to ensure that such grants comply with the policies of the TSX and closely align the interests of the executives with those of the Shareholders.

See “Securities Authorized for Issuance under Equity Compensation Plans – Omnibus Incentive Plan” and “Securities Authorized for Issuance under Equity Compensation Plans – Securities Outstanding under Equity Compensation Plans” for additional details.

Performance Awards

Under the Omnibus Plan, the CGC Committee may grant non-transferable performance awards (“Performance Awards”) to a participant payable upon the attainment of specific Performance Goals (as such term is defined in the Omnibus Plan). To date the Corporation has not granted any Performance Awards.

When and if Performance Awards become payable, a participant having received the grant of such award is entitled to receive payment from the Corporation in settlement of such award in cash, Shares of equivalent value (based on the fair market value), in some combination thereof, or in any other form determined by the CGC Committee in its sole discretion.

See “Securities Authorized for Issuance under Equity Compensation Plans – Omnibus Incentive Plan” and “Securities Authorized for Issuance under Equity Compensation Plans – Securities Outstanding under Equity Compensation Plans” for additional details.

Compensation Risk

The Board considers and assesses, as necessary, the implications of risks associated with the Corporation’s compensation policies and practices and devotes such time and resources as it believes are appropriate given the Corporation’s current stage of development. The Corporation’s practice during Fiscal 2019 of compensating its executives through a mix of salary and incentives provided under the Omnibus Plan is designed to mitigate risk by: (i) ensuring that the Corporation retains such executives; and (ii) aligning the interests of its executives with the short-term and long-term objectives of the Corporation and its Shareholders. During Fiscal 2019, the Board did not identify any risks arising from the Corporation’s compensation policies and practices that the Board believed were reasonably likely to have a material adverse effect on the Corporation.

The CGC Committee reviews the Corporation’s compensation practices and policies at least annually and more often as may be required to deal with particular issues that may arise between annual reviews.

The CGC Committee and the Board have implemented policies designed to mitigate risk in the Corporation’s compensation policies and practices including the following:

●

the CGC Committee’s annual review of the Corporation’s compensation practices are designed to ensure that the Corporation compensates its key employees satisfactorily to ensure the Corporation does not lose executives with critical skills;

●	a significant portion of each executive’s compensation is at-risk to align their interests with those of Shareholders and help motivate executives to drive Shareholder value;

●	annual performance-based cash incentives are capped;

●

the three-year vesting periods for all Options have been implemented to not only mitigate the risk of executives generating short-term benefits from the Omnibus Plan but also to not reward executives if the market price of the Shares falls and conversely to reward them if the market price increases;

●	in addition to cash incentives, increases to base salary and Option grants are largely based on executives’ overall performance, thereby providing the potential for a strong pay-for-performance link;

●	the terms of the Corporation’s Insider Trading Policy ensure that Options cannot be granted when the Corporation has undisclosed material information.

The CGC Committee and the Board have concluded that there appear to be limited risks arising from the Corporation’s current compensation programs and policies that are reasonably likely to have a material adverse effect on the Corporation. The Corporation’s executives are increasingly sought after, so the Corporation must ensure that its compensation programs remain competitive or risk losing valuable and skilled employees.

Financial Instruments

Pursuant to the Corporation’s Insider Trading Policy, the Corporation’s NEOs and directors are not permitted to enter into any transaction that has the direct or indirect effect of offsetting the economic value of any interest in any security of the Corporation. This includes the purchase of financial instruments such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in the market value of securities. To the Corporation’s knowledge, no executive officer or director of the Corporation has entered into or purchased such a financial instrument.

The Insider Trading Policy also provides that insiders of the Corporation should refrain from frequent buying and selling of the securities of the Corporation for the purpose of realizing the short-term profits and should acquire securities only as a long-term investment.

Compensation Governance

As noted above, decisions regarding compensation of the officers and directors of the Corporation are made by the Board, based on recommendations by the CGC Committee. The CGC Committee, in turn, relies on input from management to assess individual performance of the executives.

GGA, initially engaged by the Corporation in October 2015, continued to advise the CGC Committee until February 2019. On February 13, 2019, the CGC committee secured the services of Hugessen Consulting (“Hugessen”). Hugessen’s mandate focussed primarily on executive compensation support which includes:

●

Working with the Board and management to conduct a comprehensive review of the Corporation’s pay practices based on the Corporation’s current pay philosophy as outlined above under “Objectives and General Principles of the Compensation Program”;

●	Reviewing and updating the compensation peer groups used in order to reflect the Corporation’s recent growth and emergence as a leader in the cannabis industry; and

●	Proposing modifications to compensation practices across the entire corporation to ensure they are aligned with shareholder expectations.

The mandate supports decision making relating to pay levels and incentive design. The top five executives are benchmarked against the peer group.

Hugessen has also assisted the Corporation redefine levels of equity compensation with the goal of significantly reducing the Corporation’s equity compensation exposure and reduce dilution. Upon the final implementation of these changes in August 2019, Huggessen will focus on reviewing STIP and incentives.

The following table sets out the aggregate fees billed by GGA and Hugessen during Fiscal 2018 and Fiscal 2019:

Fiscal Year	Executive Compensation-Related Fees(1)	All Other Fees(2)

2019	$157,033.90(3)	Nil

2018	$46,743.69	Nil

Notes:

(1)	Includes the aggregate fees billed for services related to determining compensation for any of the Corporation’s directors and executive officers.
(2)	Includes any other fees billed for services other than as noted in (1) above.
(3)	Includes $80,642.48 billed by GGA and $76, 391.42 billed by Hugessen during Fiscal 2019.

Performance Graph

The following performance graph illustrates the Corporation’s cumulative shareholder return assuming reinvestment of dividends, by comparing a $100 investment in the Shares beginning April 1, 2014 to the return on the S&P/TSX Composite Index.

CUMULATIVE TOTAL RETURN
Based on reinvestment of C$100 beginning April 4, 2014
2500
2400
2300
2200
2100
2000
1900
1800
1700
1600
1500
1400
1300
1200
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700
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500
400
300
200
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0
Apr 4 2014
Mar. 2015
Mar. 2016
Mar. 2017
Mar. 2018
Mar. 2019
Canopy Growth Corporation
S&P/TSX Composite Index

	April 4, 2014	March 31, 2015	March 31, 2016	March 31, 2017	March 31, 2018	March 31, 2019

Corporation	$100	$81.08	$100.77	$411.20	$1,299.61	$2,232.43

S&P/TSX Composite (TSX)	$100	$106.44	$99.45	$117.97	$119.98	$129.72

The Board is of the view that the Corporation’s management, including each of the NEOs, have delivered excellent value to Shareholders in Fiscal 2019. As evidenced by the performance graph above, the Shares stayed relatively on par with the TSX Composite Index until Fiscal 2017 when the Shares significantly outperformed the TSX Composite Index, a trend which continued exponentially in Fiscal 2018 and Fiscal 2019. The trend shown in the above graph does not necessarily correspond to the Corporation’s compensation to its NEOs for Fiscal 2019 or for any prior fiscal periods. In addition, the Board considered the high-quality contributions by each executive in achieving notable milestones in business development, including acquiring several licensed producers or soon to be licensed producers across Canada, attracting significant investment, developing partnerships with several international pharmaceutical and medical companies; sponsoring a national campaign; and expanding the Corporation’s approved licensed activities. In addition, executive compensation during this period is reflective of the dedication and loyalty of the executives to the growth of the Corporation and obtaining the goal of becoming a world leader in the cannabis industry.

Summary Compensation Table

The following table sets forth the compensation paid or awarded to the Corporation’s NEOs for each of the Corporation’s three most recently completed financial years.

Summary Compensation Table

Name and principal position	Year	Salary ($)	Share- Based Awards ($)	Option- Based Awards ($)(7)(8)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)

					Annual Incentive Plans	Long- Term Incentive Plans

Mark Zekulin, CEO (formerly President and Co-CEO)(1)	2019	500,000	N/A	5,199,030	250,000	N/A	N/A	9,410	5,958,440
	2018	297,437	N/A	1,994,723	195,577	N/A	N/A	8,838	2,496,574
	2017	210,000	N/A	882,322	235,000	N/A	N/A	10,892	1,338,213

Bruce Linton, Former Director, Co-CEO and Chair(2)	2019	318,000	N/A	8,556,232	450,000	N/A	N/A	$3,568	9,327,800
	2018	200,000	N/A	1,994,723	300,000	N/A	N/A	21,291	2,516,014
	2017	222,500	N/A	-	200,000	N/A	N/A	9,345	431,845

Tim Saunders, Former Chief Financial Officer(3)	2019	460,554	N/A	5,199,030	250,000	N/A	N/A	21,413	5,930,996
	2018	277,342	N/A	1,607,459	179,808	N/A	N/A	20,840	2,085,448
	2017	203,600	N/A	706,875	225,000	N/A	N/A	22,894	1,158,369

Rade Kovacevic, Acting President (and former Executive Vice President)(4)	2019	314,328	N/A	2,079,612	120,000	N/A	N/A	4,268	2,518,208
	2018	252,170	N/A	1,804,830	87,327	N/A	N/A	3,407	2,147,734
	2017	128,750	N/A	226,096	55,000	N/A	N/A	5,688	415,534

Phil Shaer, Chief Legal Officer(5)	2019	226,904	N/A	2,079,612	95,000	N/A	N/A	4,221	2,405,737
	2018	188,785	N/A	445,665	53,558	N/A	N/A	3,567	691,575
	2017	143,472	N/A	124,930	20,000	N/A	N/A	5,270	293,672

Ru Wadasinghe, Chief Information Officer(6)	2019	223,808	N/A	2,079,612	95,000	N/A	N/A	4,221	2,402,641
	2018	187,477	N/A	1,138,721	69,904	N/A	N/A	3,656	1,399,758
	2017	121,234	N/A	163,894	75,000	N/A	N/A	5,270	365,398

Notes:

(1)	Mr. Zekulin served as President from August 4, 2016 to July 2, 2019. He was appointed Co-CEO as of June 27, 2018 and is now the CEO, effective as of July 2, 2019.
(2)

Mr. Linton was terminated as Co-CEO and resigned as a director as of July 2, 2019. No portion of his salary was attributed to his service as a director of the Corporation and he did not receive any compensation for his role as a director of the Corporation.

(3)	Mr. Saunders retired from his position as Chief Financial Officer effective as of June 1, 2019 but continues to act as Strategic Advisor to the Corporation.
(4)

Mr. Kovacevic served as Senior Vice President and Managing Director from November 2017 to January 2019. He was appointed Executive Vice President as of January 2019. Mr. Kovacevic was appointed as Acting President, effective as of July 2, 2019.

(5)	Mr. Shaer served as General Counsel from March 2016 to January 2018. He was appointed Chief Legal Officer, effective as of January 2018.

(6)	Mr. Wadasinghe was appointed Chief Information Officer in September 2016.
(7)

This value was used both for the purposes of compensation (grant date fair value) and accounting value and was derived using the Black-Scholes option pricing model and represents the amount of stock-based compensation expense recorded during the fiscal year for the particular individual. The underlying assumptions used in fair valuing the options are as follows:

•         Date: December 24, 2018; grant price equal to market price: $36.34; expected volatility: 77%; expected option life: 4 years.

•         Date: June 28, 2017; grant price equal to market price: $8.18; expected volatility: 61.48%; expected option life: 6 years.

•         Date: February 15, 2018; grant price equal to market price: $27.99; expected volatility: 69%; expected option life: 6 years.

(8)

This value includes options granted on December 4, 2017 to purchase shares in the Corporation’s subsidiary, Canopy Rivers Corporation (“CRC”), at an exercise price of $0.60 (the “Canopy Rivers Option Grants”) to certain NEOs who had performed or were performing services for CRC. In connection with the reverse takeover transaction involving CRC and AIM2 Ventures Inc., each option issued pursuant to the Canopy Rivers Option Grants was replaced with an option to purchase subordinated voting shares in the capital of Canopy Rivers, a subsidiary of the Corporation. The value was calculated using the Black-Scholes model. The underlying assumption used in the Black Scholes model is as follows:

•         Date: December 4, 2017; grant price equal to market price: $0.60; expected volatility: 68%; expected option life: 3.5 years.

Incentive Plan Awards

The following table sets forth the details of all option-based and share-based awards that were outstanding for each NEO as at the end of Fiscal 2019.

Name and Position	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options ($)(7)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share- Based Awards that have not Vested ($)	Market or Payout Value of Vested Share- Based Awards not Paid Out or Distributed ($)

Mark Zekulin, CEO (formerly President and Co- CEO)(1)	50,000	2.95	March 1, 2022	2,743,500	N/A	N/A	N/A
	50,000	2.68	June 29, 2022	2,757,000	N/A	N/A	N/A
	100,000	9.88	March 24, 2023	4,794,000	N/A	N/A	N/A
	333,333	8.18	June 28, 2023	16,546,650	N/A	N/A	N/A
	200,000	0.60	December 4, 2023	632,000	N/A	N/A	N/A
	250,000	36.34	December 24, 2024	5,370,000	N/A	N/A	N/A

Bruce Linton, Former Director, Co-CEO and Chair(2)	166,667	2.95	March 1, 2022	9,145,018	N/A	N/A	N/A
	500,000	8.18	June 28, 2023	24,820,000	N/A	N/A	N/A
	200,000(8)	0.60	December 4, 2023	632,000	N/A	N/A	N/A
	4,197	22.32	March 23, 2024	148,994	N/A	N/A	N/A

Name and Position	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options ($)(7)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share- Based Awards that have not Vested ($)	Market or Payout Value of Vested Share- Based Awards not Paid Out or Distributed ($)

	39,009	24.12	March 23, 2024	1,314,603	N/A	N/A	N/A

	250,000	36.34	December 24, 2024	5,370,000	N/A	N/A	N/A

Tim Saunders, Former Chief Financial Officer(3)	50,000	2.95	March 1, 2022	2,743,500	N/A	N/A	N/A
	33,333	2.68	June 29, 2022	1,837,982	N/A	N/A	N/A
	83,333	9.88	March 24, 2023	3,994,984	N/A	N/A	N/A
	266,667	8.18	June 28, 2023	13,237,350	N/A	N/A	N/A
	200,000	0.60	December 4, 2023	632,000	N/A	N/A	N/A
	250,000	36.34	December 24, 2024	5,370,000	N/A	N/A	N/A

Rade Kovacevic, Acting President (and former Executive Vice President)(4)	13,334	2.66	November 27, 2021	735,503	N/A	N/A	N/A
	16,667	2.95	March 1, 2022	914,518	N/A	N/A	N/A
	26,667	11.71	February 27, 2023	1,229,615	N/A	N/A	N/A
	146,667	8.18	June 28, 2023	7,280,550	N/A	N/A	N/A
	60,000	27.99	February 15, 2024	1,789,800	N/A	N/A	N/A
	175,000	0.60	December 4, 2023	553,000	N/A	N/A	N/A
	100,000	36.34	December 24, 2024	2,148,000	N/A	N/A	N/A

Phil Shaer, Chief Legal Officer(5)	36,667	2.68	June 29, 2022	2,021,818	N/A	N/A	N/A
	66,667	8.18	June 28, 2023	3,309,350	N/A	N/A	N/A
	200,000	0.60	December 4, 2023	632,000	N/A	N/A	N/A

Name and Position	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options ($)(7)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share- Based Awards that have not Vested ($)	Market or Payout Value of Vested Share- Based Awards not Paid Out or Distributed ($)

	100,000	36.34	December 24, 2024	2,148,000	N/A	N/A	N/A

Ru Wadasinghe, Chief Information Officer(6)	33,334	3.86	September 12, 2022	1,798,703	N/A	N/A	N/A
	66,667	8.18	June 28, 2023	3,309,350	N/A	N/A	N/A
	33,334	27.99	February 15, 2024	994,353	N/A	N/A	N/A
	100,000	36.34	December 24, 2024	2,148,000	N/A	N/A	N/A

Notes:

(1)	Mr. Zekulin served as President from August 4, 2016 to July 2, 2019. He was appointed Co-CEO as of June 27, 2018 and is now the CEO, effective as of July 2, 2019.
(2)

Mr. Linton was terminated as Co-CEO and resigned as a director as of July 2, 2019. No portion of his salary was attributed to his service as a director of the Corporation and he did not receive any compensation for his role as a director of the Corporation.

(3)	Mr. Saunders retired from his position as Chief Financial Officer effective as of June 1, 2019 but continues to act as Strategic Advisor to the Corporation.
(4)

Mr. Kovacevic served as Senior Vice President and Managing Director from November 2017 to January 2019. He was appointed Executive Vice President as of January 2019. Mr. Kovacevic was appointed as Acting President, effective as of July 2, 2019.

(5)	Mr. Shaer served as General Counsel from March 2016 to January 2018. He was appointed Chief Legal Officer, effective as of January 2018.
(6)	Mr. Wadasinghe was appointed Chief Information Officer in September 2016.
(7)

The in-the-money value was determined based on the closing price of the Shares on the TSX on March 31, 2019, being $57.82, less the exercise price multiplied by the number of unexercised Options, whether vested or unvested.

(8)	Denotes options issued pursuant to the Canopy Rivers Option Grants calculated using the Black-Scholes model. The underlying assumption used in the Black Scholes model is as follows:

•        Date: December 4, 2017; grant price equal to market price: $0.60; expected volatility: 68%; expected option life: 3.5 years.

The following table sets forth for each NEO the value of the option- and share-based awards that would have been realized if the awards had been exercised on the vesting date, along with the value of the awards that were earned during Fiscal 2019.

Name and Position	Option-Based Awards – Value Vested During the Year ($)(7)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)

Mark Zekulin, CEO (formerly President and Co-CEO)(1)	12,629,844	N/A	250,000

Name and Position	Option-Based Awards – Value Vested During the Year ($)(7)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)

Bruce Linton, Former Director, Co-CEO and Chair(2)	10,483,474	N/A	450,000

Tim Saunders, Former Chief Financial Officer(3)	14,800,992	N/A	250,000

Rade Kovacevic, Acting President (and former Executive Vice President)(4)	5,230,328	N/A	120,000

Phil Shaer, Chief Legal Officer(5)	2,388,099	N/A	95,000

Ru Wadasinghe, Chief Information Officer(6)	3,739,709	N/A	95,000

Notes:

(1)	Mr. Zekulin served as President from August 4, 2016 to July 2, 2019. He was appointed Co-CEO as of June 27, 2018 and is now the CEO, effective as of July 2, 2019.
(2)

Mr. Linton was terminated as Co-CEO and resigned as a director as of July 2, 2019. No portion of his salary was attributed to his service as a director of the Corporation and he did not receive any compensation for his role as a director of the Corporation.

(3)	Mr. Saunders retired from his position as Chief Financial Officer effective as of June 1, 2019 but continues to act as Strategic Advisor to the Corporation.
(4)

Mr. Kovacevic served as Senior Vice President and Managing Director from November 2017 to January 2019. He was appointed Executive Vice President as of January 2019. Mr. Kovacevic was appointed as Acting President, effective as of July 2, 2019.

(5)	Mr. Shaer served as General Counsel from March 2016 to January 2018. He was appointed Chief Legal Officer, effective as of January 2018.
(6)	Mr. Wadasinghe was appointed Chief Information Officer in September 2016.
(7)

This value was used both for the purposes of compensation (grant date fair value) and accounting value and was derived using the Black-Scholes methodology. The underlying assumptions used in fair valuing the options are as follows:

•	Date: December 24, 2018; grant price equal to market price: $36.34; expected volatility: 77%; expected option life: 4 years
•	Date: June 28, 2017; grant price equal to market price: $8.18; expected volatility: 61.48%; expected option life: 6 years.
•	Date: February 15, 2018; grant price equal to market price: $27.99; expected volatility: 69%; expected option life: 6 years.

Employment Agreements

Bruce Linton

Mr. Linton provided services to the Corporation pursuant to a consulting agreement between the Corporation, Mr. Linton and his holding company, HBAM Holdings Inc. dated May 15, 2017 (the “Linton Agreement”). The Linton Agreement was terminated upon Mr. Linton’s termination without cause effective as of July 2, 2019 and Mr. Linton received a payment from the Corporation in the amount of $1.5 million. All of Mr. Linton’s unvested Options immediately vested upon his termination and remain exercisable until their original expiry date.

Mark Zekulin

Mr. Zekulin provides services to the Corporation pursuant to an executive employment agreement between Mr. Zekulin and Tweed Inc. (“Tweed”) dated May 31, 2014, as amended on September 21, 2018 (the “Zekulin Agreement”).

The Corporation may terminate the Zekulin Agreement at anytime without cause by providing a lump sum payment equal to two times Mr. Zekulin’s base salary and (i) the continuation of benefits for a period of two years from the date of termination, or (ii) payment in lieu of same excluding disability, accidental death and dismemberment and life insurance benefits, which will end at the end of the minimum notice period required by the Employment Standards Act, 2000 (“ESA”). As a condition to receiving any payments which exceed the statutory requirements upon termination without cause, Mr. Zekulin is required to execute a release in favour of the Corporation.

Any unvested RSUs on the date of termination of the Zekulin Agreement will continue to vest to the extent permitted by the Omnibus Plan for two years following Mr. Zekulin’s termination. Any unvested Options on the date of termination of the Zekulin Agreement will continue to vest for two years following Mr. Zekulin’s termination. In addition, pursuant to the Zekulin Agreement, all Options held by Mr. Zekulin will vest and become immediately exercisable in the event of (i) the death of Mr. Zekulin, or (ii) if the Linton Agreement is terminated by the Corporation without the prior written consent of HBAM Holding Inc. and Bruce Linton or if such termination is for cause. As a result of the termination of the Linton Agreement on July 2, 2019, all of Mr. Zekulin’s Options vested and became immediately exercisable.

In the event of a Change of Control, if (i) the Zekulin Agreement is terminated by the Corporation for any reason other than for cause within one year following such Change of Control, or (ii) Mr. Zekulin resigns within 60 days of either (a) being demoted or having his responsibilities materially reduced without his consent within one year following such Change of Control, or (b) Mr. Zekulin’s overall target rate of compensation is reduced within one year following such Change of Control, Mr. Zekulin is entitled to receive any payments and benefits as though the Zekulin Agreement was terminated without cause. Additionally, in such circumstances, any unvested Options and RSUs held by Mr. Zekulin on the date of termination of the Zekulin Agreement will vest and become immediately exercisable in accordance with the terms of the Omnibus Plan.

Tim Saunders

Mr. Saunders provides services to the Corporation pursuant to an employment agreement between Mr. Saunders and Tweed dated April 24, 2015, as amended on June 1, 2019 (the “Saunders Agreement”).

The Saunders Agreement, as amended, is for a fixed term ending December 31, 2020. The Corporation may terminate the Saunders Agreement without cause by providing Mr. Saunders with a lump sum payment equal to the amount owing to Mr. Saunders for the balance of the term of his employment and the continuation of all benefits, excluding disability, accidental death and dismemberment and life insurance benefits, which will end at the end of the minimum notice period required by the ESA. As a condition to receiving any payments upon termination without cause, Mr. Saunders is required to execute a full and final release in favour of the Corporation.

For purposes of the Saunders Agreement, “Change of Control” means (i) a sale of all or substantially all of the Corporation’s assets; (ii) a merger, consolidation or other capital reorganization or business combination transaction of the Corporation with or into another corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation); or (iii) the consummation of a transaction, or series of related transactions, in which any person becomes the beneficial owner, directly or indirectly, of all of the Corporation’s then outstanding voting securities. Notwithstanding the foregoing, a transaction will not constitute a Change of Control under the Saunders Agreement if its purpose is to (i) change the jurisdiction of the Corporation’s incorporation, (ii) create a holding company that will be owned in substantially the same proportions by the persons who hold the Corporation’s securities immediately before such transaction, or (iii) obtain funding for the Corporation in a financing that is approved by the Board.

Rade Kovacevic

Mr. Kovacevic provides services to the Corporation pursuant to an employment agreement between Mr. Kovacevic and Tweed dated September 1, 2015 and amended September 21, 2018(the “Kovacevic Agreement”). Mr. Kovacevic is entitled to participate in the bonus and incentive compensation plans made available by the Corporation to its employees, and is further eligible to receive Options, as determined by the Board.

The Corporation may terminate the Kovacevic Agreement at any time without cause by providing a lump sum payment equal to one times Mr. Kovacevic’s base salary and (i) the continuation of benefits for a period of one year from the date of termination, or (ii) payment in lieu of same excluding disability, accidental death and dismemberment and life insurance benefits, which will end at the end of the minimum notice period required by the ESA. As a condition to receiving any payments which exceed the statutory requirements upon termination without cause, Mr. Kovacevic is required to execute a release in favour of the Corporation.

Any unvested RSUs on the date of termination of the Kovacevic Agreement will continue to vest to the extent permitted by the Omnibus Plan for one year following Mr. Kovacevic’s termination. Any unvested Options on the date of termination of the Kovacevic Agreement will continue to vest for one year following Mr. Kovacevic’s termination.

In the event of a Change of Control, if (i) the Kovacevic Agreement is terminated by the Corporation for any reason other than for cause within one year following such Change of Control, or (ii) Mr. Kovacevic resigns within 60 days of either (a) being demoted or having his responsibilities materially reduced without his consent within one year following such Change of Control, or (b) Mr. Kovacevic’s overall target rate of compensation is reduced within one year following such Change of Control, Mr. Kovacevic is entitled to receive any payments and benefits as though the Kovacevic Agreement was terminated without cause. Additionally, in such circumstances, any unvested Options and RSUs held by Mr. Kovacevic on the date of termination of the Kovacevic Agreement will vest and become immediately exercisable in accordance with the terms of the Omnibus Plan.

Phil Shaer

Mr. Shaer provides services to the Corporation pursuant to an employment agreement between Mr. Shaer and Tweed dated March 14, 2016 and amended September 21, 2018 (the “Shaer Agreement”). Mr. Shaer is entitled to participate in the bonus and incentive compensation plans made available by the Corporation to its employees, and is further eligible to receive Options, as determined by the Board.

The Corporation may terminate the Shaer Agreement at any time without cause by providing a lump sum payment equal to one times Mr. Shaer’s base salary and (i) the continuation of benefits for a period of one year from the date of termination, or (ii) payment in lieu of same excluding disability, accidental death and dismemberment and life insurance benefits, which will end at the end of the minimum notice period required by the ESA. As a condition to receiving any payments upon termination without cause, Mr. Shaer is required to execute a full and final release in favour of the Corporation.

Any unvested RSUs on the date of termination of the Shaer Agreement will continue to vest to the extent permitted by the Omnibus Plan for one year following Mr. Shaer’s termination. Any unvested Options on the date of termination of the Shaer Agreement will continue to vest for one year following Mr. Shaer’s termination.

In the event of a Change of Control, if (i) the Shaer Agreement is terminated by the Corporation for any reason other than for cause within one year following such Change of Control, or (ii) Mr. Shaer resigns within 60 days of either (a) being demoted or having his responsibilities materially reduced without his consent within one year following such Change of Control, or (b) Mr. Shaer’s overall target rate of compensation is reduced within one year following such Change of Control, Mr. Shaer is entitled to receive any payments and benefits as though the Shaer Agreement was terminated without cause. Additionally, in such circumstances, any unvested Options and RSUs held by Mr. Shaer on the date of termination of the Shaer Agreement will vest and become immediately exercisable in accordance with the terms of the Omnibus Plan.

Ru Wadasinghe

Mr. Wadasinghe provides services to the Corporation pursuant to an employment agreement between Mr. Wadasinghe and Tweed dated July 21, 2016 and amended September 21, 2018 (the “Wadasinghe Agreement”). Mr. Wadasinghe is entitled to participate in the bonus and incentive compensation plans made available by the Corporation to its employees, and is further eligible to receive Options, as determined by the Board.

The Corporation may terminate the Wadasinghe Agreement at any time without cause by providing a lump sum payment equal to one times Mr. Wadasinghe’s base salary and (i) the continuation of benefits for a period of one year from the date of termination, or (ii) payment in lieu of same excluding disability, accidental death and dismemberment and life insurance benefits, which will end at the end of the minimum notice period required by the ESA. As a condition to receiving any payments upon termination without cause, Mr. Wadasinghe is required to execute a full and final release in favour of the Corporation.

Any unvested RSUs on the date of termination of the Wadasinghe Agreement will continue to vest to the extent permitted by the Omnibus Plan for one year following Mr. Wadasinghe’s termination. Any unvested Options on the date of termination of the Wadasinghe Agreement will continue to vest for one year following Mr. Wadasinghe’s termination.

In the event of a Change of Control, if (i) the Wadasinghe Agreement is terminated by the Corporation for any reason other than for cause within one year following such Change of Control, or (ii) Mr. Wadasinghe resigns within 60 days of either (a) being demoted or having his responsibilities materially reduced without his consent within one year following such Change of Control, or (b) Mr. Wadasinghe’s overall target rate of compensation is reduced within one year following such Change of Control, Mr. Wadasinghe is entitled to receive any payments and benefits as though the Wadasinghe Agreement was terminated without cause. Additionally, in such circumstances, any unvested Options and RSUs held by Mr. Wadasinghe on the date of termination of the Wadasinghe Agreement will vest and become immediately exercisable in accordance with the terms of the Omnibus Plan.

Termination and Change of Control Benefits

A narrative description of the individual payments the Corporation is currently required to make upon termination or a change in control of the Corporation is described above under “Employment Agreements”. For purposes of the Zekulin Agreement, Kovacevic Agreement, Shaer Agreement and Wadasinghe Agreement, “Change of Control” means any person or related group of persons acquires possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the Corporation, whether through the ability to exercise voting power, by contract, or otherwise. Without limiting the foregoing, each of the following will be deemed to be a “Change of Control” for purposes of the Zekulin Agreement, Kovacevic Agreement, Shaer Agreement and Wadasinghe Agreement: (i) a person or related group of persons acquires the ability to nominate a majority of the directors on the Board through contract or otherwise; (ii) a person or related group of persons acquires securities of the Corporation to which are attached more than 50% of the votes that may be cast to elect directors of the Corporation; (iii) the sale or disposition of all or substantially all of the assets of the Corporation to a non-affiliated party; or (iv) the merger, amalgamation, arrangement or consolidation (or similar transaction) of the Corporation with or into any other non-affiliated corporation in which the Shareholders prior to such transaction, do not, in the aggregate, hold securities to which are attached more than 50% of the votes that may be cast to elect directors of the resulting entity.

The following table sets forth the details regarding the estimated incremental payments from the Corporation to each of the NEOs, assuming termination without cause was effective on March 31, 2019 based on their employment agreements in effect at such time:

Name and Position	Severance ($)(1)	Estimated Bonus Based on Fiscal 2019 Awards ($)(2)

Mark Zekulin, Chief Executive Officer	1,000,000	250,000

Rade Kovacevic, President	314,328	120,000

Phil Shaer, Chief Legal Officer	226,904	95,000

Ru Wadasinghe, Chief Information Officer	223,808	95,000

Notes:

(1)     Severance payments are calculated based on the annualized salary.

(2)     Bonus payments are calculated based on the annualized bonus payment paid to the NEOs for Fiscal 2019.

Subject to the specific terms of the NEOs respective employment agreements, upon a termination of the NEO without cause, Options, RSUs and other awards will be treated in accordance with the terms of the Omnibus Plan.

The following table sets forth the details regarding the estimated incremental payments from the Corporation to each of the NEOs, assuming a change of control occurred on March 31, 2019 based on their employment agreements in effect at such time:

Name and Position	Change of Control Payment ($)(1)	Estimated Bonus Based on Fiscal 2019 Awards ($)

Mark Zekulin, Chief Executive Officer	1,000,000	250,000

Name and Position	Change of Control Payment ($)(1)	Estimated Bonus Based on Fiscal 2019 Awards ($)

Rade Kovacevic, President	314,328	120,000

Phil Shaer, Chief Legal Officer	226,904	95,000

Ru Wadasinghe, Chief Information Officer	223,808	95,000

Notes:

(1)	Severance payments are calculated based on the annualized salary.

Subject to the specific terms of the NEOs respective employment agreements, upon the occurrence of a Change in Control, Options, RSUs and other awards will be treated in accordance with the terms of the Omnibus Plan.

DIRECTOR COMPENSATION

The Corporation’s director compensation program is designed to attract and retain qualified individuals to serve on the Board. The CGC Committee assesses the director compensation program annually and makes recommendations with respect to director compensation to the Board.

For Fiscal 2019, non-employee directors received the following amounts in connection with their services to the Corporation in their capacity as directors:

2019 Fees(1)	Annual Amount ($)

Lead Director Retainer	187,500

Board Retainer	150,000

Annual Equity Grant – RSUs	150,000

Audit Committee Chair Retainer	30,000

Audit Committee Member Retainer	10,000

CGC Committee Chair Retainer	15,000

CGC Committee Member Retainer	10,000

Notes:

(1)	All fee amounts are paid on a monthly basis. Messrs. Klein and Newlands voluntarily waived their right to receive the Board approved director compensation in Fiscal 2019.

For Fiscal 2020, the Board has approved, on the advice of GGA, the following fees for non-employee directors in connection with their services to the Corporation in their capacity as directors:

2020 Fees(1)	Annual Amount ($)

Lead Director Retainer	200,000

Board Retainer	150,000

Annual Equity Grant – RSUs	150,000

2020 Fees(1)	Annual Amount ($)

Audit Committee Chair Retainer	30,000

Audit Committee Member Retainer	15,000

CGC Committee Chair Retainer	20,000

CGC Committee Member Retainer	15,000

Notes:

(1)       All fee amounts are paid on a monthly basis.

Director Compensation Table

The following table sets forth the details regarding the compensation paid to the non-employee directors of the Corporation and includes compensation for their participation as members of the committees of the Board during the financial year of the Corporation ended March 31, 2019.

Name	Fees Earned ($)	Share- Based Awards ($)(7)	Option- Based Awards ($)(8)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)

John Bell(1)	206,250	149,980	N/A	N/A	N/A	N/A	356,230

Robert Hanson(2)	66,667	150,015	N/A	N/A	N/A	N/A	216,682

David Klein(2)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

William Newlands(2)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Judy Schmeling(2)(3)	75,000	150,015	N/A	N/A	N/A	N/A	225,015

Peter Stringham(4)	171,666	149,980	N/A	N/A	N/A	N/A	321,646

Murray Goldman(5)	90,000	149,980	N/A	N/A	N/A	N/A	239,980

Chris Schnarr(5)(6)	110,833	149,980	7,106,716	N/A	N/A	N/A	7,367,529

Notes:

(1)	Mr. Bell is the Chair of the Board and the Lead Director, a member of the CGC Committee and a member of the Audit Committee.
(2)

Each of Messrs. Hanson, Klein and Newlands and Ms. Schmeling was appointed as a director of the Corporation effective as of November 1, 2018. Messrs. Klein and Newlands voluntarily waived their right to receive the Board approved director compensation in Fiscal 2019.

(3)	Ms. Schmeling was appointed as the Chair of the Audit Committee and a member of the CGC Committee effective as of November 1, 2018.
(4)	Mr. Stringham is a member of the Audit Committee and the Chair of the CGC Committee. Mr. Stringham was the Chair of the CGC Committee from April 1, 2018 until November 1, 2018.
(5)	Each of Messrs. Goldman and Schnarr resigned as a director of the Corporation effective as of November 1, 2018.
(6)	Mr. Schnarr was the Chair of the Audit Committee and a member of the CGC Committee from April 1, 2018 until November 1, 2018.
(7)	Share-based awards includes RSUs granted by the Corporation at the share value on the grant date.
•	Date: August 17, 2018: $48.60
•	Date: December 13, 2018: $41.10
(8)	No option-based awards of the Corporation were granted to members of the Board in Fiscal 2019.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the details of all share-based and option-based awards held by each non-employee director of the Corporation outstanding as of March 31, 2019.

Name	Option-Based Awards				Share-Based Awards(4)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options ($)(3)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share- Based Awards that have not Vested ($)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed ($)

John K. Bell	200,000(5)	0.60	December 4, 2023	632,000	1,544	89,274	89,158

Robert Hanson(1)	N/A	N/A	N/A	N/A	2,737	158,253	52,790

David Klein(1)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

William Newlands(1)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Judy Schmeling(1)	N/A	N/A	N/A	N/A	2,737	158,253	52,790

Peter Stringham	25,000	3.85	September 15, 2022	1,349,250	1,544	89,274	89,158

Murray Goldman(2)	93,000	1.57	January 21, 2020	5,231,250	1,544	89,274	89,158
	93,000	1.70	June 1, 2020	5,219,160	N/A	N/A	N/A
	100,000	2.95	March 1, 2022	5,487,000	N/A	N/A	N/A
	125,000	3.85	September 15, 2022	6,746,250	N/A	N/A	N/A

Chris Schnarr(2)	200,000	67.64	September 26, 2024	N/A	1,544	89,274	89,158

Notes:

(1)

Each of Messrs. Hanson, Klein and Newlands and Ms. Schmeling was appointed as a director of the Corporation effective as of November 1, 2018. Messrs. Klein and Newlands voluntarily waived their right to receive the Board approved director compensation in Fiscal 2019.

(2)	Each of Messrs. Goldman and Schnarr resigned as a director of the Corporation effective as of November 1, 2018.
(3)

The in-the-money value was determined based on the closing price of the Shares on the TSX on March 31, 2019, being $57.82, less the exercise price multiplied by the number of unexercised Options, whether vested or unvested.

(4)	Share-based awards includes RSUs granted by the Corporation at the share value on the grant date.
•	Date: August 17, 2018: $48.60
•	Date: December 13, 2018: $41.10
(5)	Denotes options issued pursuant to the Canopy Rivers Option Grants calculated using the Black-Scholes model. The underlying assumption used in the Black Scholes model is as follows:
•	Date: December 4, 2017; grant price equal to market price: $0.60; expected volatility: 68%; expected option life: 3.5 years.

Incentive Plan Awards Vested During the Year

The following table sets forth for each non-employee director of the Corporation the value of the option- and share-based awards that would have been realized if the awards had been exercised on the vesting date, along with the value of the awards that were earned during Fiscal 2019.

Name	Option-Based Awards – Value Vested During the Year ($)(3)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)

John K. Bell	N/A	N/A	N/A

Robert Hanson(1)	N/A	N/A	N/A

David Klein(1)	N/A	N/A	N/A

William Newlands(1)	N/A	N/A	N/A

Judy Schmeling(1)	N/A	N/A	N/A

Peter Stringham	N/A	N/A	N/A

Murray Goldman(2)	917,988	N/A	N/A

Chris Schnarr(2)	1,086,110	N/A	N/A

Notes:

(1)	Each of Messrs. Hanson, Klein and Newlands and Ms. Schmeling was appointed as a director of the Corporation effective as of November 1, 2018.
(2)	Each of Messrs. Goldman and Schnarr resigned as a director of the Corporation effective as of November 1, 2018.
(3)

The in-the-money value was determined based on the closing price of the Shares on the TSX on March 31, 2019, being $57.82, less the exercise price multiplied by the number of unexercised Options, whether vested or unvested.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the details regarding the number of Shares to be issued upon exercise of outstanding Options and the weighted average exercise price of the outstanding Options in connection with the Omnibus Plan as at March 31, 2019:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans(1)

Equity compensation plans approved by security holders(2)	32,980,845(3)	$33.95	17,645,716

Equity compensation plans not approved by security holders	-	-	-

Total	32,980,845	33.95	17,645,716

Notes:

(1)	Based on the maximum number of Shares available for issuance under the Omnibus Plan, being 51,667,640 Shares, or 15% of the 344,450,939 outstanding Shares as at March 31, 2019.
(2)

The maximum number of Shares issuable from treasury pursuant to awards under the Omnibus Plan cannot exceed 15% of the total outstanding Shares from time to time, less the number of Shares issuable pursuant to the ESPP (as defined below), which is the only other security-based compensation arrangement of the Corporation. As of March 31, 2019, no Shares had been issued pursuant to the ESPP since its adoption.

(3)	Represents the number of Shares reserved for issuance upon the exercise or vesting, as applicable, of the denoted outstanding Options and RSUs issued pursuant to the Omnibus Plan.

Securities Outstanding under Equity Compensation Plans

The following table sets forth the details regarding the number of Shares reserved for issuance under awards currently outstanding pursuant to the Omnibus Plan as at March 31, 2019 and August 8, 2019:

Number of Shares Reserved for Issuance and Percentage of Outstanding Shares(1)

Compensation Security	as at March 31, 2019(2)	as at August 8, 2019(3)

Options	32,831,895 (9.53%)	29,113,670 (8.37%)

RSUs	148,950 (0.04%)	148,950 (0.04%)

Total	32,980,845 (9.57%)	29,262,620 (8.41%)

Notes:

(1)	As of March 31, 2019 and August 8, 2019, no Shares had been issued pursuant to the ESPP since its adoption.
(2)	Percentages based on 344,450,939 outstanding Shares as at March 31, 2019.
(3)	Percentages based on 347,866,980 outstanding Shares as at August 8, 2019.

To date, no DSUs, stock appreciation rights, Restricted Stock, Performance Awards or other stock-based awards have been issued pursuant to the Omnibus Plan.

Omnibus Incentive Plan

The omnibus incentive plan was initially approved by Shareholders on September 15, 2017 and was most recently amended, restated and approved by Shareholders at the special meeting of Shareholders on July 30, 2018 (as amended and restated, the “Omnibus Plan”). A copy of the Omnibus Plan is attached to the Corporation’s management information circular dated June 13, 2018 in connection with the special meeting of Shareholders held on July 30, 2018, a copy of which has been filed under the Corporation’s profile on SEDAR at www.sedar.com.

Pursuant to the Omnibus Plan, the Corporation may issue share-based medium- and long-term incentives. All directors, officers, employees and independent contractors of the Corporation and/or its affiliates (“Company Personnel”) are eligible to receive awards of Options, RSUs, deferred share units (“DSUs”), stock appreciation rights (“Stock Appreciation Rights”), restricted stock (“Restricted Stock”), Performance Awards or other stock-based awards (collectively, the “Awards”) under the Omnibus Plan.

The purpose of the Omnibus Plan is to align the interests of Company Personnel with Shareholders in the long-term growth and development of the Corporation by providing Company Personnel with the opportunity to acquire a proprietary interest in the Corporation. The granting of Awards also helps the Corporation to attract and retain key talent and valuable Company Personnel, who are necessary to the Corporation’s success and reputation, with a competitive compensation mechanism.

The Omnibus Plan is administered by the CGC Committee. Pursuant to Section 613 of the TSX Company Manual, unallocated options, rights or other entitlements under a security-based compensation arrangement which does not have a fixed maximum aggregate of securities issuable must be approved by a majority of an issuer’s directors and by an issuer’s security holders every three years. All Awards granted under the Omnibus Plan are non-transferable.

Shares Available for Awards; Participation Limitations

The maximum number of Shares available for issuance under the Omnibus Plan may not exceed 15% of the issued and outstanding Shares, from time to time, when taken together with all other Security Based Compensation Arrangements (as defined in the Omnibus Plan) of the Corporation. The ESPP is currently the Corporation’s only other Security Based Compensation Arrangement, however, no Shares have been issued pursuant to the ESPP since its adoption.

The maximum number of Shares issuable pursuant to Awards that may be granted to a single participant under the Omnibus Plan during any fiscal year is 1,000,000 Shares. In addition, the maximum number of Shares issuable to insiders under all Security Based Compensation Arrangements, at any time, may not exceed 10% of the issued and outstanding Shares. Within any one-year period, the number of Shares issued to insiders under all Security Based Compensation Arrangements also may not exceed 10% of the issued and outstanding Shares.

The maximum equity value of Options granted to a non-employee director within a one-year period may not exceed $100,000 and the maximum aggregate equity value of all Awards that are eligible to be settled in Shares granted to a non-employee director within a one-year period pursuant to all Security Based Compensation Arrangements may not exceed $150,000.

In the event that a participant holds 20% or more of the issued and outstanding Shares, such participant may only be granted Awards that can be settled in cash. In addition, if the settlement of an Award in Shares would cause the participant to hold 20% or more of the issued and outstanding Shares, such participant may only be granted Awards that can be settled in cash.

Change in Control

Subject to certain exceptions set out in the Omnibus Plan, the occurrence of a Change in Control (as defined below) will not result in the vesting of unvested Awards nor the lapse of any period of restriction pertaining to any Restricted Stock or RSUs (“Unvested Awards”). Subject to the CGC Committee reasonably determining otherwise, for the period of 24 months following a Change in Control, where a participant is terminated for any reason, other than for cause: (i) any Unvested Awards as at the date of such termination will be deemed to have vested, and any period of restriction will be deemed to have lapsed, as at the date of such termination and will become payable as at the date of termination; and (ii) the level of achievement of performance goals for any Unvested Awards that are deemed to have vested pursuant to (i) above, will be based on the actual performance achieved at the end of the applicable period immediately prior to the date of termination.

For purposes of the Omnibus Plan, “Change in Control” means the occurrence of: (i) any individual, entity or group of individuals or entities acting jointly or in concert (other than the Corporation, its affiliates or an employee benefit plan or trust maintained by the Corporation or its affiliates, or any company owned, directly or indirectly, by the Shareholders in substantially the same proportions as their ownership of Shares) acquiring beneficial ownership, directly or indirectly, of more than 50% of the combined voting power of the Corporation’s then outstanding securities (excluding any person who becomes such a beneficial owner in connection with a transaction described in clause (ii); (ii) the consummation of a merger or consolidation of the Corporation or any direct or indirect subsidiary of the Corporation with any other corporation, other than a merger or consolidation which would result in the voting securities of the Corporation outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity or any parent thereof) more than 30% of the combined voting power or the total fair market value of the securities of the Corporation or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, provided, however, that a merger or consolidation effected to implement a recapitalization of the Corporation (or similar transaction) in which no person (other than those covered by the exceptions in clause (i) of this definition) acquires more than 50% of the combined voting power of the Corporation’s then outstanding securities will not constitute a Change in Control; or (ii) a complete liquidation or dissolution of the Corporation or the consummation of any sale, lease, exchange or other transfer (in one transaction or a series of transactions) of all or substantially all of the assets of the Corporation, other than such liquidation, sale or disposition to a person or persons who beneficially own, directly or indirectly, more than 30% of the combined voting power of the outstanding voting securities of the Corporation at the time of the sale. Notwithstanding the foregoing, with respect to any Award that is characterized as “nonqualified deferred compensation” within the meaning of Section 409A of the U.S. Internal Revenue Code of 1986, as amended from time to time (the “Code”), an event will not be considered to be a Change in Control under the Omnibus Plan for purposes of payment of such Award unless such event is also a “change in ownership,” a “change in effective control” or a “change in the ownership of a substantial portion of the assets” of the Corporation within the meaning of Section 409A of the Code.

Termination

Except as otherwise provided by the CGC Committee in an agreement granting an Award, (i) if a participant resigns or is terminated, only the portion of the Options that have vested and are exercisable at the date of any such resignation or termination may be exercised by the participant during the period ending 90 days after the date of resignation or termination, as applicable, after which period all Options expire; and (ii) any Options, whether vested or unvested, will expire immediately upon the participant being terminated for cause.

Amendment

Unless required in accordance with the policies of the TSX, the Board may amend, alter, suspend, discontinue or terminate the Omnibus Plan and any outstanding Awards granted thereunder, in whole or in part, at any time without notice to or approval by the Shareholders, provided that all material amendments to the Omnibus Plan require the prior approval of Shareholders. In particular, the following amendments to the Omnibus Plan require the prior approval of Shareholders: (i) an increase in the maximum number of Shares that may be made the subject of Awards under the Omnibus Plan; (ii) any adjustment (other than as set out in the Omnibus Plan) or amendment that reduces or would have the effect of reducing the exercise price of an Option or Stock Appreciation Right previously granted under the Omnibus Plan, whether through amendment, cancellation or replacement grants, or other means (provided that, in such a case, insiders of the Corporation who benefit from such amendment are not eligible to vote their Shares in respect of the approval); (iii) an increase in the limits on Awards that may be granted to any participant under the Omnibus Plan; (iv) an extension of the term of an outstanding Option or Stock Appreciation Right beyond the expiry date thereof; (v) permitting Options granted under the Omnibus Plan to be transferrable other than for normal estate settlement purposes; and (vi) any amendment to the plan amendment provisions, subject to certain exceptions included in the Omnibus Plan.

Options

The purchase price per Share under an Option will be determined by the CGC Committee; provided, however, that, except subject to certain exceptions described in the Omnibus Plan, such purchase price may not be less than 100% of the Fair Market Value (as defined in the Omnibus Plan) of a Share on the date of grant of such Option. With the approval of the CGC Committee, a participant may elect to exercise an Option, in whole or in part, without payment of the aggregate Option price due on such exercise by electing to receive Shares equal in value to the difference between the Option price and the Fair Market Value on the date of exercise computed in accordance with the Omnibus Plan.

Except as otherwise provided by the CGC Committee in an agreement granting an Award, Options will vest over three-years on each anniversary of the date of the grant.

The term of each Option will not exceed 6 years from the date of grant. Subject to certain exceptions set out in the Omnibus Plan, if the term of an Option would expire during, or within 10 business days of the expiration of a Blackout Period (as defined in the Omnibus Plan), then the term of such Option will be extended to the close of business on the tenth business day following the expiration of the Blackout Period.

RSUs

Shares of Restricted Stock and RSUs are subject to such restrictions as the CGC Committee may impose (including, without limitation, any limitation on the right to receive any dividend or dividend equivalent or other rights). Such restrictions may lapse as the CGC Committee may deem appropriate. No RSU may vest later than three years after the date of grant.

The CGC Committee may in its discretion waive in whole or in part any or all restrictions with respect to Shares of Restricted Stock or RSUs.

DSUs

DSUs are settled upon expiration of the deferral period specified by the CGC Committee (or, if permitted by the CGC Committee, as elected by the participant). DSUs are subject to such restrictions, if any, as the CGC Committee may impose and may lapse at the expiration of the deferral period or at earlier specified times (including based on achievement of performance goals and/or future service requirements).

DSUs may be satisfied by delivery of Shares, other Awards, or a combination thereof, as determined by the CGC Committee at the date of grant or thereafter.

Except as otherwise provided by the CGC Committee in an agreement granting an Award, participants may only be redeemed upon the participant’s termination and for a period of 90 days thereafter.

Stock Appreciation Rights

Stock Appreciation Rights may be granted to participants either alone (“Freestanding”) or in addition to other Awards granted under the Plan (“Tandem”) and may, but need not, relate to a specific Option granted under the Omnibus Plan.

A Freestanding Stock Appreciation Right will not have a term of greater than 10 years or, unless it is a Substitute Award (as defined in the Omnibus Plan), an exercise price less than 100% of Fair Market Value of the Share on the date of grant. Subject to certain exceptions set out in the Omnibus Plan, if the term of a Stock Appreciation Right would expire during, or within 10 business days of the expiration of a Blackout Period, then the term of such Stock Appreciation Right will be extended to the close of business on the tenth business day following the expiration of the Blackout Period.

In the case of any Tandem Stock Appreciation Right related to any Option, the Stock Appreciation Right or applicable portion thereof will not be exercisable until the related Option or applicable portion thereof is exercisable and will terminate upon the termination or exercise of the related Option, subject to the conditions set out in the Omnibus Plan.

Performance Awards

The CGC Committee may grant a Performance Award to a participant payable upon the attainment of specific performance goals. If the Performance Award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of Restricted Stock (based on the then current Fair Market Value of such Shares), as determined by the CGC Committee.

Except as otherwise provided in an agreement granting an Award, upon a participant’s termination, the Performance Award will vest or be forfeited in accordance with the terms and conditions established by the CGC Committee at the time of the grant of the Performance Award.

The CGC Committee may, at or after grant, due to such service, performance and/or such other factors or criteria, accelerate on a pro rata basis the vesting of all or any part of any Performance Award.

When Performance Awards become payable, a participant will be entitled to receive payment in cash, Shares of equivalent value, some combination thereof, or in any other form determined by the CGC Committee at its sole discretion.

Employee Stock Purchase Plan

The 2017 Employee Stock Purchase Plan of the Corporation (the “ESPP”) was approved by Shareholders at the annual general meeting of Shareholders held on September 15, 2017. A copy of the ESPP is attached to the Corporation’s management information circular dated August 11, 2017 in connection with the annual meeting of Shareholders held on September 15, 2017, a copy of which has been filed under the Corporation’s profile on SEDAR at www.sedar.com.

The purpose of the ESPP is to assist the Corporation in attracting and retaining employees and to continue to provide competitive compensation to all employees. While the ESPP has been approved, no offerings have occurred thereunder to date.

Under the ESPP, active employees regularly employed by the Corporation or any of its subsidiaries who have been employed for at least three months, may contribute up to 5% of their total salary to purchase Shares. All regular full-time employees of the Corporation and its participating subsidiaries, excluding non-executive members of the Board, may participate in the ESPP.

The ESPP is administered by the CGC Committee. In accordance with the terms of the ESPP, the ESPP must be approved by Shareholders every five years. The rights of participants under the ESPP are not transferable.

Shares Available for Awards; Participation Limitations

The maximum number of Shares reserved for issuance under the ESPP is 400,000 Shares and the maximum number of Shares which may be issued under the ESPP in any one fiscal year is 200,000 Shares.

The aggregate number of Shares issuable to insiders, at any time, under all of the Corporation’s security-based compensation arrangements, may not exceed 10% of the issued and outstanding Shares from time to time. In addition, the maximum number of Shares issuable to insiders under this ESPP and all of the Corporation’s other security-based compensation arrangement, within any one-year period, may not exceed 10% of the issued and outstanding Shares.

If at any time, a sufficient number of Shares are not available to satisfy the purchase requirements under the ESPP, the Corporation will apportion the available Shares on a pro rata basis among the applicable participants and refund any excess contributions. Shares acquired pursuant to the ESPP are not subject to any restrictions on transfer other than those prescribed by applicable securities laws.

Purchase Price

The purchase price per Share under the ESPP is equal to the lesser of (i) 90% of the fair market value (as defined in the ESPP) of the Shares on the Commitment Date (as defined in the ESPP) for the applicable offering period in which the purchase date falls, and (ii) 90% of the fair market value of the Shares on the purchase date for that offering period.

The Corporation does not provide any financial assistance to eligible employees to facilitate the purchase of Shares under the ESPP.

Amendment

The Board has the right, at its sole discretion, to make certain amendments to the ESPP without Shareholder approval, provided that no such amendment to the ESPP may alter or impair any eligible employee’s rights under the ESPP or increase any eligible employee’s obligations under the ESPP without that employee’s consent.

Certain amendments to the ESPP are subject to the prior approval of the TSX and the approval of Shareholders, including, among others: (i) an increase in the number of Shares issuable under the ESPP, other than in accordance with adjustment provisions of the ESPP; (ii) an increase in the number of Shares issuable to insiders under the ESPP, other than in accordance with adjustment provisions of the ESPP; (iii) an increase in the number of Shares issuable to directors under the ESPP, other than in accordance with adjustment provisions of the ESPP; (iv) a reduction in the purchase price payable by insiders of the Corporation; (v) an increase in the percentage discounts set forth in the definition of purchase price; (vii) an increase in the maximum percentage of the annual compensation that any participant may direct to be contributed towards the purchase of Shares pursuant to the ESPP; (viii) the addition of any form of financial assistance to a participant; (ix) the adoption of an employer matching contribution; and (x) any amendment to the amending provisions of the ESPP.

Shares will be offered for purchase pursuant to the ESPP until the maximum number of Shares under the ESPP have been purchased or until the ESPP is terminated by the Board.

Termination

An employee’s right to participate in the ESPP terminates upon the termination of his or her employment for any reason.

Change in Control

In the event of a proposed or actual Change in Control (as defined below), the Corporation will require that each outstanding right under the ESPP be assumed or an equivalent right be substituted by the successor or purchaser corporation, unless the ESPP is terminated.

For purposes of the ESPP, “Change in Control” means (i) any person, together with any affiliate or associate thereof (other than the Company or its subsidiaries), acquiring beneficial ownership, directly or indirectly, of more than 50% of the combined voting power of the Corporation’s then outstanding securities; or (ii) the occurrence of a transaction requiring approval of the Shareholders involving the acquisition of the Company or all or substantially all of its business by an entity through purchase of assets, amalgamation, arrangement or otherwise.

Overhang, Dilution and Burn Rates

	2019	2018	2017

Overhang(1)	0.69%	1.15%	2.01%

Dilution(2)	5.98%	7.32%	5.79%

Burn Rate(3)	8.29%	7.24%	3.65%

Notes:

(1)

The total number of Shares reserved for issuance to employees, less the number of Options redeemed, expressed as a percentage of the total number of Shares outstanding as at March 31st of each year on a diluted basis.

(2)	The total number of Options outstanding, expressed as a percentage of the total number of Shares outstanding as at March 31st of each year on a diluted basis.
(3)	The number of Options granted in a fiscal year, expressed as a percentage of the weighted average number of Shares outstanding for the fiscal year on a diluted basis.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is, or at any time during the financial year ended March 31, 2019 was, a director or officer of the Corporation, a Nominee, or any associate of any one of the foregoing persons is, or at any time since the beginning of the financial year ended March 31, 2019 has been, indebted to the Corporation or any of its subsidiaries (other than in respect of amounts which constitute routine indebtedness) or was indebted to another entity, where such indebtedness is, or was at any time since the beginning of the financial year ended March 31, 2019, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries. For the purposes of this paragraph, “support agreement” includes, but is not limited to, an agreement to provide assistance in the maintenance or servicing of any indebtedness and an agreement to provide compensation for the purpose of maintaining or servicing any indebtedness of the borrower.

INTEREST OF CERTAIN PERSON IN MATTERS TO BE ACTED UPON

No person or company who is, or at any time since the beginning of the Corporation’s financial year ended March 31, 2019 was, a director or executive officer of the Corporation, and no person who is a proposed management nominee for election as a director of the Corporation, or an associate or affiliate of any such director, executive officer or proposed nominee, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than (i) as disclosed in the AIF and in the audited consolidated financial statements of the Company for the financial year ended March 31, 2019 and 2018, and (ii) William Newlands, David Klein, Judy A. Schmeling and Robert Hanson, each of whom declared that they were either executive officers or directors of Constellation Brands and abstained from voting in respect of the plan of arrangement involving Acreage Holdings, Inc. (the “Acreage Arrangement”), the Investor Rights Agreement and the consent agreement dated April 18, 2019 entered into between the Corporation and CBG with respect to the Acreage Arrangement, to the best of the Corporation’s knowledge, no director or executive officer of the Corporation or persons or companies who directly or indirectly beneficially own, or exercise control or direction over, more than 10% of any class of the Corporation’s outstanding voting securities, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recent financial year or in any proposed transaction which has materially affected or will materially affect the Corporation.

SHAREHOLDER PROPOSALS FOR 2020 ANNUAL MEETING

Management will consider proposals from Shareholders to include as items in the management information circular for the Corporation’s 2020 annual meeting. The proposals must be received by the Corporation by June 17, 2020.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available under the Company’s profile on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s audited consolidated financial statements of the Company for the financial year ended March 31, 2019 and 2018 and related MD&A. Hard copies of the Corporation’s interim and annual financial statements and related MD&A may be obtained upon request to the Corporation’s transfer agent, Computershare, at 800-654-6253 (North American callers) or 514-982-7555 (international callers), www.computershare.com or service@computershare.com or upon request to the Corporation by phone at 1-855-558-9333 or email at invest@canopygrowth.com. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a Shareholder of the Corporation.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Circular and the sending of it to each director of the Corporation, to the auditor of the Corporation, to the Shareholders and to the appropriate governmental agencies, have been approved by the Board.

DATED at Ottawa, Ontario this 8th day of August, 2019.

“Mark Zekulin”

Mark Zekulin

Chief Executive Officer

SCHEDULE A

CHANGE IN AUDITOR REPORTING PACKAGE

Please see attached.

A-1

NOTICE OF CHANGE OF AUDITOR

TO:	KPMG LLP

AND TO:	DELOITTE LLP

CC:	Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial and Consumer Affairs Authority
The Manitoba Securities Commission
Financial and Consumer Services Commission, New Brunswick
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Government of Newfoundland and Labrador
Office of the Superintendent of Securities, Prince Edward Island

TAKE NOTICE THAT Canopy Growth Corporation (the “Corporation”) hereby provides notice pursuant to National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) of a change of auditors from Deloitte LLP (“Deloitte”), Chartered Professional Accountants, to KPMG LLP (“KPMG”), Chartered Professional Accountants, effective October 4, 2018.

TAKE FURTHER NOTICE THAT:

1.	Deloitte, the former independent auditor of the Corporation, tendered its resignation effective October 3, 2018 and the Corporation has appointed KPMG in its place.

2.	The resignation of Deloitte and the appointment of KPMG in its place have been recommended by the Audit Committee of the Board of Directors of the Corporation (the “Board”) and approved by the Board.

3.

There have been no reservations contained in Deloitte’s auditors’ reports on any of the financial statements of the Corporation commencing at the beginning of the two most recently completed fiscal years and ending on March 31, 2018.

4.	There are no reportable events (as defined under Section 4.11(1) of NI 51-102).

5.

The Corporation has requested KPMG and Deloitte to each furnish a letter addressed to the securities administrators in each province in which the Corporation is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities administrators will be filed with this notice.

DATED as of this 4th day of October, 2018.

CANOPY GROWTH CORPORATION

(signed) “Tim Saunders”
Name:	Tim Saunders
Title:	Executive Vice-President & Chief Financial Officer

KPMG LLP

150 Elgin Street, Suite 1800

Ottawa ON K2P 2P8

Canada

Telephone 613-212-5764

Fax 613-212-2896

To

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial and Consumer Affairs Authority

The Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Government of Newfoundland and Labrador

Office of the Superintendent of Securities, Prince Edward Island

October 4, 2018

Dear Sir/Madam,

Re: Notice of Change of Auditors of Canopy Growth Corporation

We have read the Notice of Change of Auditor of Canopy Growth Corporation dated October 4, 2018 and are in agreement with the statements contained in such Notice.

Yours very truly,

Chartered Professional Accountants, Licensed Public Accountants

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Deloitte LLP Bay Adelaide East 8 Adelaide Street West Suite 200 Toronto ON M5H 0A9 Canada Tel: 416-601-6150 Fax: 416-601-6610 www.deloitte.ca

October 9, 2018

Private and confidential

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial and Consumer Affairs Authority

The Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Government of Newfoundland and Labrador

Office of the Superintendent of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re:   Canopy Growth Corporation

As required by subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of Canopy Growth Corporation dated October 4, 2018 (the “Notice”) and, based on our knowledge of such information at this time, we agree the statements 1, 3, 4 and 5 as it relates to us, and we have no basis to agree with statement 2 contained in the Notice.

Yours very truly,

Chartered Professional Accountants

Licensed Public Accountants

SCHEDULE B

BOARD MANDATE

Appointment

Directors of Canopy Growth Corporation (“CGC”) are elected annually by CGC’s shareholders and, together with those appointed to fill vacancies or appointed as additional directors throughout the year, collectively constitute CGC’s Board of Directors (the “Board”). The Board subsequently elects a Chairperson of the Board (the “Chairperson”) as well as a Lead Director. At all times, a majority of the Board and its committees are comprised of directors who are “independent” per the standards and requirements promulgated by all governmental and regulatory bodies exercising control over CGC as may be in effect from time to time, including Section 303A.02 of the NYSE Listed Company Manual and relevant rules of any other stock exchanges on which CGC’s shares are listed.

Mandate

In addition to the duties of directors of a Canadian corporation as prescribed by statute, the Board is responsible for the stewardship of CGC, overseeing its operations and supervising CGC’s management (“Management”), which is responsible for the day- to-day conduct of the business.

Specifically, the Board shall:

1.	review and approve standards for CGC in terms of moral and ethical norms, as well as interpersonal relationships and corporate social responsibility;

2.

satisfy itself, to the extent feasible, as to the integrity of the Chief Executive Officer (the “CEO”) and the Chief Financial Officer, President, Chief Legal Officer and Chief Marketing Officer (the “Senior Executives”) and that the CEO and other Senior Executives create a culture of integrity throughout CGC;

3.	monitor compliance with CGC’s Code of Business Conduct and Ethics (the “Code”) and, as appropriate, grant any waivers to the Code;

4.	appoint/terminate the CEO pursuant to the recommendations of the Corporate Governance, Compensation and Nominating Committee;

5.	be responsible for succession planning for the CEO and the other Senior Executives pursuant to the recommendations of the Corporate Governance, Compensation and Nominating Committee;

6.

approve the compensation plan for the CEO and the other Senior Executives annually and any special bonuses to be paid to such individuals pursuant to the recommendations of the Corporate Governance, Compensation and Nominating Committee;

7.

review and approve equity based plans, any related agreements or amendments to such plans (the “Plans”) and any awards under such Plans pursuant to the recommendations of the Corporate Governance, Compensation and Nominating Committee;

8.	review and approve the corporate compensation plan, significant employee benefit programs and any material changes to such plans and programs pursuant to the recommendations of the Corporate Governance, Compensation and Nominating Committee;

9.	oversee all matters relating to the legal, regulatory and financial integrity of CGC;

10.	interface, as required, with CGC’s external auditors;

11.	recommend to shareholders, pursuant to the recommendation of the Audit Committee, the appointment of auditors and approve auditor compensation once authorised by shareholders;

12.	adopt, and annually review, pursuant to the recommendation of the Corporate Governance, Compensation and Nominating Committee, a system of corporate governance policies and practices;

13.

approve the corporate communications policy and Insider Trading Policy, and oversee their effective implementation, with primary emphasis on non-selective disclosure and communication with shareholders;

14.	review and approve major organizational changes and significant new human resource policies/programs or material changes to existing human resource polices/programs;

15.	ensure the protection and advancement of shareholder value;

16.	oversee CGC’s internal control and management information systems;

17.	adopt a strategic planning process and approve, on an annual basis, a strategic plan which takes into account the opportunities and risks of the business;

18.	approve the annual operating plan;

19.	approve CGC’s quarterly and annual financial results and MD&A, management proxy circulars and their publication;

20.	approve CGC’s dividend policy, if any, and any dividend payments;

21.	(w) approve significant business expansions, alliances, joint ventures, mergers and acquisitions;

22.	set expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of Board meeting materials;

23.	appoint the Chairperson of the Board and Lead Director annually or as otherwise required;

24.	consider, annually, which individuals should be nominated to the Board, based on the advice of the Corporate Governance, Compensation and Nominating Committee;

25.	monitor the effectiveness and contribution of the Board, its committees and individual directors;

26.	approve the Board’s compensation plan and the compensation of individual directors, pursuant to the recommendation of the Corporate Governance, Compensation and

Nominating Committee, and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director; and

27.	annually review the Board Mandate and any other documents used by the Board in fulfilling its responsibilities.

Committees

CGC’s current committee structure includes the following committees: Audit; and Corporate Governance, Compensation and Nominating Committee. The mandates of each standing committee are reviewed periodically by the Corporate Governance, Compensation and Nominating Committee with a view to delegating to committees the authority of the Board concerning specified matters appropriate to such committees. The members of each committee, and from amongst each such committee’s members, the chairperson of each committee, are appointed by the Board annually. The CEO, Chief Financial Officer and General Counsel shall attend committee meetings upon the respective committee’s request and, subject to a committee requesting otherwise, the Corporate Secretary, or his designee, shall act as secretary at all committee meetings.

Qualifications and Procedures

At least twenty-five percent of the directors shall be “resident Canadians” as defined by the Canada Business Corporations Act.

The independent directors shall meet at regularly scheduled sessions at least quarterly without Management present.

The Board may retain such outside consultants and advisors (at CGC’s expense), as it deems necessary from time to time to fulfill its duties and responsibilities.

Individual Directors

The Board is made up of directors from diverse professional and personal backgrounds with both a broad spectrum of experience and expertise, and a reputation for business acumen and integrity. Potential new directors are assessed on their individual qualifications in the context of the needs of the Board. Individual directors are also expected to:

•	prepare for each Board and committee meeting;

•	maintain a satisfactory Board and committee meeting attendance record of no less than 75% in the aggregate, subject to recusal by the Board or relevant committee;

•	participate fully and frankly in Board deliberations and discussions;

•	demonstrate a willingness to listen to others’ opinions and consider them;

•	be willing to raise tough questions in a manner that encourages open discussion;

•	establish an effective, independent and respected presence on the Board and a collegial relationship with other directors;

•	focus inquiries on issues related to strategy, policy and results rather than day-to- day issues of corporate management;

•	think, speak and act independently;

•	be willing to risk rapport with the Chairperson, Lead Director and other directors in taking a reasoned, independent position;

•	participate on committees and become knowledgeable about the duties, purpose and goals of each committee;

•	become knowledgeable about CGC’s business and the industry in which it operates;

•	participate in director orientation and development programs;

•	maintain a current understanding of the regulatory, legislative, business, social and political environments in which CGC operates;

•	become acquainted with CGC’s senior executives; and

•	visit CGC’s offices when appropriate.

B-4